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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Natural Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 28 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35009 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dw

DAT : 8/26/08

082-35009

RELIANCE Natural Resources

Anil Dhirubhai Ambani Group

ARIS 3-31-08

Annual Report

2007-08

(Abridged)

RELIANCE Natural Resources

Anil Dhirubhai Ambani Group

Annual Report

2007-08

(Abridged)

Profile

Reliance Natural Resources Limited (RNRL) is a part of the Reliance Anil Dhirubhai Ambani Group, India's second largest business house..

RNRL is engaged in sourcing, supply and transportation of gas, coal and liquid fuels. It is also involved in the exploration, production and distribution of natural and coal bed methane (CBM) gas and the mining of coal.

RNRL has been awarded four blocks, over an acreage of 3,251 sq. kms. for the exploration and production of CBM, making it the second largest CBM player in India in terms of acreage. RNRL has also been awarded a block in the state of Mizoram under the New Exploration Licensing Policy (NELP- VI) for the exploration and production of oil and gas.

RNRL is actively involved in the development of coal blocks and the supply of coal to power plants.

RNRL is also pursuing business opportunities in the field of city gas distribution, laying of natural gas pipeline and sourcing of coal from multiple locations.

Mission : Excellence in fuel resource management

- To supply gas to the power projects of the Reliance Anil Dhirubhai Ambani Group
- To become a world-class integrated fuel management company
- To follow and attain excellence in sourcing, supply, transportation or distribution of fuel for the group and the market
- To sustain long-term, profitable growth for shareholders and ensure the satisfaction of every stakeholder
- To ensure financial soundness of the company and be a key player in India's growth story
- To contribute towards sustaining a clean green environment and ensure social responsibility
- To ensure energy security by focusing on domestic and international business opportunities for gas, coal and other fuels
- To consistently achieve high growth while maintaining productivity and efficiency through the application of technology and best practices
- To promote a work culture that fosters individual growth, team spirit and creativity and encourages ideas, talent and value systems
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interaction and dealings

Letter to Shareowners



"Growth has no limit. I keep revising my vision. Only when you dream it, you can do it."

- Dhirubhai H. Ambani

My dear fellow Shareowners,

Fiscal 2007 - 08 was a year of significant strategic achievement for our company. During the year, we re-positioned RNRL as a *Complete Fuel Management Company*, covering exploration, development and production, sourcing and supply, transportation and distribution activities. We are now equipped not just to meet the fuel requirements of our group companies but of wider market.

Our quest for diversification and expansion of our portfolio has led us to seek new opportunities in areas which we believe will be value-accretive to our shareholders in the medium to long term.

Performance review

It gives me great pleasure to share with you the highlights of our Company's performance during the year 2007-08, our second year of operations.

- Total income of Rs. 367.31 crore (US$ 91.55 million)
- Cash profit of Rs. 75.66 crore (US$ 18.86 million)
- Net profit of Rs. 68. 60 crore (US$ 17.10 million)

Business Review

Our Company is engaged in the exploration, development and production of oil and gas and the sourcing and supply of gas and coal.

Exploration & Production

- In our maiden effort to acquire oil and gas assets in the country, our Company-led consortium won four Coal Bed Methane (CBM) blocks through a competitive bid process under CBM III round and is today the second largest CBM player in the country in terms of acreage. The Company has applied for the Petroleum Exploration License (PEL) for all the blocks and has received the same for the 2 blocks (Barmer 4 & 5) in Rajasthan.
- The PEL has been received for the oil and gas block won by our Company's consortium in the state of Mizoram under the New Exploration Licensing Policy (NELP VI) round.

Natural Gas

- Reliance Fuel Resources Limited (RFRL), a subsidiary of RNRL, submitted an application to the Ministry of Petroleum and Natural Gas (MoP&NG) for grant of authorization to lay a gas pipeline from Kakinada to Dadri to supply gas from large finds in KG Basin in Andhra Pradesh to North India. RFRL is following up with both the MoP&NG and the Petroleum & Natural Gas Regulatory Board (PNGRB) in this regard.
- RFRL has also submitted applications to MoP&NG for the grant of authorization to start city gas distribution businesses in Mumbai, Delhi and the National Capital Region (NCR). We are actively pursuing the matter with the ministry so that we can get an early sanction.
- The Company had entered into a Gas Supply Master Agreement (GSMA) with Reliance Industries Limited (RIL) at a time when its management was controlled by the latter. The company questioned the appropriateness of the GSMA in a petition before the Bombay High Court, which by an interim order restrained RIL from creating any third party interests with regard to gas from the KG-basins. In another interim order, the Bombay High Court held that it would be appropriate for both RIL and RNRL to renegotiate, reconsider and settle the terms of the existing GSMA afresh within four months. Whilst the renegotiation process was on, RIL filed an appeal before the Bombay High Court to revoke the stay on sale of gas from KG basin. On April 11, 2008, the Government of India filed an intervention application in the Bombay High Court, inter alia, seeking vacation of the interim order against RIL creating third party interests. The Company in response filed a reply in the Court for dismissing the Government's appeal. The matter will come for hearing in July 2008.

Coal

The Company has pursued significant opportunities in mining, sourcing and supply of coal. The highlights of 2007-08 include:

- The allocation of Rampia and Dipside of Rampia coal blocks in the state of Orissa to an affiliate of RNRL along with five other parties.
- Supply of over 5,00,000 MT of imported coal to the Dahanu power station.

Corporate governance

We have adopted the Reliance Anil Dhirubhai Ambani Group Corporate Governance Policies and Code of Conduct which has prescribed a set of systems, processes and principles conforming to the international standards, aimed at promoting the interests of all our stakeholders.

The challenges ahead

India's energy consumption is increasing rapidly, and the gap between demand and supply is widening. This is largely due to the result of increasing population and rapid urbanization in the country. Higher consumption in industrial, transportation and residential sectors continues to drive our energy usage upwards at a rate faster than for other developed countries. Our association with the Reliance ADA Group, together with our sound fundamentals, place us in a strong position to exploit the high growth potential of areas like exploration, production, transportation and supply of gas, oil and coal. Given our strenghts, we are confident of emerging as a major player in the energy sector.

Our commitment

Our founder, the legendary Dhirubhai H. Ambani, gave us a simple mantra: to aspire to the highest global standards of quality, efficiency, operational performance and customer care.

We remain committed to upholding that vision.

Dhirubhai exhorted us to think big.

We will think bigger. Indeed, not just bigger but better, creating even greater value for all our stakeholders.

April 28, 2008

Anil D Ambani
Chairman

Board of Directors

Shri Anil D Ambani — Chairman

Shri Anil Singhvi (effective July 25, 2008) — Vice-Chairman

Shri J L Bajaj

Shri S L Rao

Dr Bakul Dholakia

Company Secretary and Manager

Shri Ashish S Karyekar

Auditors

Pathak H D & Associates

Registered Office

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Maharashtra, India

Registrar & Transfer Agent

Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Andhra Pradesh, India
Website: www.karvy.com

Investor Helpdesk

Toll free No. (India): 1800 4250 999
Telephone: +91 40 2342 0815 - 25
Fax: +91 40 2342 0859
Email: rnrl@karvy.com

Post your request at:
http://kcpl.karvy.com/adag

Contents — **Page No.**

8th Annual General Meeting on Tuesday, September 23, 2008
at 2 p.m. or soon thereafter as the AGM of Reliance Power Limited convened for the same day
at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

The Annual Report can be accessed at www.rnrl.in

Notice

Notice is hereby given that the Eighth Annual General Meeting of the members of Reliance Natural Resources Limited will be held on Tuesday, September 23, 2008 at 2.00 p.m. or soon thereafter as the Annual General Meeting of Reliance Power Limited convened for the same day shall be over at Birla Matushri Sabhagar, 19 Sir Vithaldas Thackersey Marg, Mumbai 400 020, to transact the following business:

Ordinary Business

1. To consider and adopt the audited Profit & Loss Account for the financial year ended March 31, 2008, the Balance Sheet as at that date and the reports of the Board of Directors and Auditors thereon.
2. To appoint a Director in place of Shri J L Bajaj who retires by rotation and being eligible, offers himself for re-appointment.
3. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT M/s Pathak H D & Associates, Chartered Accountants, be and are hereby appointed as auditors of the company, to hold office from the conclusion of this annual general meeting until the conclusion of the next annual general meeting of the company, on such remuneration as may be fixed by the boards of directors."

Special Business

4. To consider and, if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

   "RESOLVED THAT in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force), Shri Anil Singhvi, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956, be and is hereby appointed as Director of the Company subject to retirement by rotation under the provisions of Articles of Association of the Company."

Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956, to the accompanying Notice

Item No. 4

The Board of Directors of the Company at its meeting held on July 25, 2008, appointed, pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 48 of the Articles of Association of the Company, Shri Anil Singhvi as an Additional Director of the Company. In terms of provisions of Section 260 of the Act, Shri Anil Singhvi would hold office upto the date of this Annual General Meeting.

The Company has received notice in writing from a member along with a deposit of Rs 500 proposing the candidature of Shri Anil Singhvi for office of Director of the Company under the provisions of Section 257 of the Act.

Shri Anil Singhvi is a Fellow Member of the Institute of Chartered Accountants of India. Shri Singhvi was the Managing Director of Ambuja Cements Limited. He has wide experience in the field of corporate finance, treasury, mergers and acquisitions, strategic planning and general corporate affairs. He is on the Board of Camlin Limited, Hindustan Construction Company Limited and several other Private Limited Companies. He is a member of the Audit Committee and Shareholders / Investors' Grievances Committee of the Board of the Company and member of Audit and Remuneration committees of Camlin Limited and Hindustan Construction Company Limited. He has served on several committees constituted by Securities and Exchange Board of India and the Confederation of the Indian Industry. Shri Singhvi does not hold any share in the Company. Shri Singhvi is not related to any other director of the Company.

The Board recommends the resolution set out in Item No. 4 of the Notice for the approval of the members of the Company.

Save and except Shri Anil Singhvi, none of the other Directors of the Company is in any way concerned or interested in the resolution set out in Item No. 4 of the Notice.

By Order of the Board

Ashish S Karyekar
Company Secretary

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
July 25, 2008

Notes

1. **A member entitled to attend and vote at Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll, instead of herself/himself and the proxy need not be a Member of the Company. The instrument appointing a Proxy should, however, be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.**
2. Corporate members are requested to send a duly certified copy of the board resolution authorising their representatives to attend and vote at the Meeting.
3. Members / proxies should fill in the attendance slip for attending the Meeting.
4. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote.
5. Members who hold shares in electronic form are requested to write their Client ID and DP ID numbers and those who hold shares in physical form are requested to write their Folio numbers in the attendance slip for attending the Meeting to facilitate identification of membership at the Meeting. Members are requested to bring their attendance slip along with their copy of the annual report to the Meeting.
6. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the registered office of the Company on all working days except Saturdays between 11.00 a.m. and 1:00 p.m. up to the date of the Meeting.
7. An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, relating to Special Business to be transacted at the Meeting is annexed hereto.
8. The Company's Register of Members and the Share Transfer Books will be closed from Tuesday, July 29, 2008 to Tuesday, August 5, 2008 (both days inclusive).
9. Non-resident Indian Members are requested to inform Karvy Computershare Private Limited immediately on the change in the residential status on return to India for permanent settlement.
10. Re-appointment of director: At the ensuing Meeting, Shri J L Bajaj, director of the Company retires by rotation and being eligible offers himself for re-appointment. The details pertaining to the director pursuant to clause 49 of the Listing Agreement is furnished in the Report on Corporate Governance forming part of this Annual Report.
11. Members are advised to refer to the section "Investor Information" provided in this Annual Report.
12. Members are requested to fill in and send the Response form provided in this Annual Report, to aid the Company in its constant endeavour to enhance the standards of service to investors.
13. Pursuant to Circular no. SEBI/CFD/DIL/LA/2/2007/26/4 dated April 26, 2007, issued by the Securities and Exchange Board of India, the statement containing the salient features of the balance sheet, profit and loss account and auditors' report (Abridged Financial Statements), is sent to the members, along with the Abridged Consolidated Financial Statements. Any member interested in obtaining a copy of the full Annual Report, may write to the Registrar and Transfer Agent of the Company.

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the Eighth Annual Report and the audited accounts for the year ended March 31, 2008.

Financial Results

The performance of the Company for the financial year ended March 31, 2008 is summarised below:

Particulars	Financial Year ended March 31, 2008		Fifteen months ended March 31, 2007 *	
	Rs. in Lakh	US $ in million **	Rs. in Lakh	US $ in million **
Total Income	36,730.65	91.55	25,015.89	57.55
Gross Profit before depreciation	9,269.44	231.04	5,691.00	13.09
Less: Depreciation	694.64	17.31	1,136.01	2.61
Profit before tax	8,574.80	213.73	4,554.99	10.48
Less: Provision for -				
Current tax	1,692.56	42.19	1,537.74	3.54
Fringe benefit tax	11.60	0.29	26.31	0.06
Deferred tax liability	10.77	0.27	5.16	0.01
Profit after tax	6,859.87	170.98	2,985.78	6.87
Profit available for appropriation	9,554.27	238.14	2,694.40	6.20
Appropriations	-	-	-	-
Balance carried to balance sheet	9,554.27	238.14	2,694.40	6.20

* The previous financial year of the Company was for a period of fifteen months, hence the figures are not comparable

** Rs. 40.12 = US $ 1 Exchange Rate as on March 31, 2008 (Rs. 43.47 - US $ 1 as on March 31, 2007)

Financial Performance

During the year under review, your Company recorded the total income of Rs. 367.31 crore, against Rs. 250.16 crore in the previous year, an increase of 47%. Net Profit for the financial year ended Mach 31, 2008 recorded an increase of 137% to Rs. 68.60 crore from Rs. 29.86 crore in the previous year.

Dividend

Your Directors have not recommended any dividend on equity shares for the year under review.

Equity Share Capital

During the year under review, AAA Power Systems (Global) Private Limited, a promoter group company exercised the conversion option in respect of 16,00,00,000 warrants, whereupon the Company allotted 16,00,00,000 equity shares to the warrant holder. Consequent upon the allotment of these shares, the paid-up capital of the Company increased to Rs. 816,56,52,110.

Management Discussion and Analysis

Management Discussion and Analysis of Financial Condition including results of operations of the Company for the year under review as required under clause 49 of the listing agreement with the stock exchanges, is given as a separate statement in the Annual Report.

The Company has entered into various contracts in the areas of fuel management business. While benefits from such contracts will accrue in the future years, their progress is periodically reviewed.

Subsidiary Company

During the year under review, Reliance Fuel Resources Limited became subsidiary of the Company. In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, a copy of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Auditors of the subsisting subsidiary company have not been attached with the Balance Sheet of the Company. These documents will be made available upon request by any member of the Company interested in obtaining the same. However, as directed by the Central Government, the financial data of the subsidiary company have been furnished in the notes on abridged consolidated financial statements which forms part of the Annual Report. The annual accounts of the Company including that of subsidiary company will be kept for inspection by any member. Further, pursuant to Accounting Standard (AS-21) issued by the Institute of Chartered Accountants of India, Consolidated Financial Statements presented by the Company include financial information of its subsidiary company.

Fixed Deposits

The Company has not accepted any fixed deposits during the year.

Directors

At the ensuing Annual General Meeting, Shri J L Bajaj retires by rotation and is eligible for re-appointment. Brief resume of the Director, the nature of his expertise in specific areas and the companies in which he holds directorships and memberships/ chairmanships of Board committees, his shareholdings, etc. as stipulated under clause 49 of the listing agreements, are provided in the Report of Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed that:

(i) in the preparation of the annual accounts for the financial year ended March 31, 2008, the applicable accounting standards have been followed and that there are no material departures from the same;

(ii) the Directors have selected such accounting policies and applied them consistently, and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at March 31, 2008 and of the profit of the Company for the said period;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the accounts for the financial year ended March 31, 2008 on a 'going concern' basis.

The above statements have been noted by the audit committee at its meeting held on April 28, 2008.

Group

Pursuant to an intimation from the Promoters, the names of the Promoters and entities comprising 'group' as defined under the Monopolies and Restrictive Trade Practices ('MRTP') Act, 1969 are disclosed in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Consolidated Financial Statements

The Audited Consolidated Financial Statements, based on the Financial Statements received from subsidiary company as approved by its Board of Directors, have been prepared in accordance with the Accounting Standard (AS-21) on Consolidated Financial Statements read with Accounting Standard (AS-23) on Accounting for Investments in Associates.

Directors' Report

Auditors

The statutory auditors, M/s Pathak H D & Associates, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment. The Company has received a letter from them to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956. It is accordingly, proposed to appoint M/s Pathak H D & Associates as Statutory Auditors of the Company for the year 2008-09.

Particulars of Employees

In terms of the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' report. However, having regard to the provisions of Section 219 (1) (b) (iv) of the said Act, the annual report is being sent to all the members of the Company, excluding the aforesaid information. Any member interested in obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo

Information in accordance with the provisions of Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 regarding conservation of energy and technology absorption are not given as the Company has not undertaken any manufacturing activity. During the year under review, the Company earned Rs. 1,292.27 lakh in foreign exchange and utilized foreign exchange worth Rs. 7,422.29 lakh.

Corporate Governance

The Company has adopted the "Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct" which has set out the systems, processes and policies conforming to International Standards. As per clause 49 of the listing agreement, a separate section on Corporate Governance forms part of the Annual Report. A certificate from the Auditors of the Company on compliance of conditions of Corporate Governance under clause 49 of the listing agreement is given in the Annexure I to the report.

Acknowledgements

Your Directors wish to place on record their appreciation for the continued support and co-operation of the shareholders, banks, various regulatory and government authorities and for the valuable contributions made by the employees of the Company.

On behalf of the Board of Directors

Anil D Ambani
Chairman

Place: Mumbai
Date: April 28, 2008

Annexure I to the Directors' Report

Auditors' Certificate on Compliance with the Conditions of Corporate Governance under Clause 49 of the Listing Agreements

To the Members of Reliance Natural Resources Limited

We have examined the compliance of the conditions of Corporate Governance by Reliance Natural Resources Limited for the year ended March 31, 2008 as stipulated in Clause 49 of the listing agreement of the Company with the Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned listing agreements.

We state that no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Shareholders/Investors' Grievances Commitee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. : 113904

Place: Mumbai
Date: April 28, 2008

Statement pursuant to Section 212 of the Companies Act, 1956, relating to Company's interest in Subsidary Company

Name of Subsidiary: Reliance Fuel Resources Limited

Sr. No.	Particulars	Rs. Lakh
1	The Financial Year of the Subsidiary Company ended on	March 31, 2008
2	Date from which it became Subsidiary Company	November 23, 2007
3	a) Number of shares held by Reliance Natural Resources Limited with its nominees in subsidiary company as at March 31, 2008	10,00,000
	b) Extent of Interest of Holding Company as at March 31, 2008	100%
4	The net aggregate amount of Profit / (Loss) so far as it concerns the members of the Holding Company	
	a) Not Dealt with in the Holding Company's accounts	
	i) For the Financial year ended March 31, 2008	-
	ii) For the previous financial year of the subsidiary company since they became the Holding Company's subsidiary	Not Applicable
	b) Dealt with in the Holding Company's Accounts	
	i) For the Financial year ended March 31, 2008	(1.75)
	ii) For the previous financial year of the subsidiary company since they became the Holding Company's subsidiary	Not Applicable

For and on behalf of the Board

Anil D Ambani — Chairman
S L Rao — Director
J L Bajaj — Director
Bakul Dholakia — Director
Ashish S Karyekar — Dy Company Secretary

Place: Mumbai
Date: April 28, 2008

Management Discussion and Analysis

Forward Looking Statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operation of the Company describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities laws and regulations. Forward-looking statements are based on certain assumptions and expectations of future events.

The Company cannot guarantee that these assumptions and expectations are accurate or will be realized. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include cost of fuel, levies by regulatory authority, changes in government regulations, tax laws, economic developments within and outside the country and such other factors.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 and comply with the accounting standards issued by the Institute of Chartered Accountants of India. The management of the Company accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. These estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year.

The following discussions on our financial condition and result of operations should be read together with our audited consolidated financial statements and the notes to these statements included in the Annual Report.

Unless otherwise specified or the context otherwise requires, all references herein to 'we', 'us', 'our', 'the Company', 'Reliance', 'RNRL' or 'Reliance Natural Resources' are to Reliance Natural Resources Limited and / or its subsidiary.

Overall Review

The availability of quality and reliable power at competitive prices is the cornerstone of any modern economy, the driving force of industry and commerce.

Critical to the generation of power is an uninterrupted supply of fuel, be it natural gas, coal or liquid fuels. In order to secure this end for the power plants of our group companies, Reliance Natural Resources Limited (RNRL) is focusing on all aspects of the energy value chain, including exploration and extraction, production and processing and transportation and distribution of coal, gas and liquid fuels.

Industry Snapshots

Oil & Gas

Significant regulatory developments have marked the transformation of the Indian Gas sector from a supply-constrained, controlled regime to a market-determined competitive regime. Among the key developments is the constitution of the Petroleum and Natural Gas Regulatory Board (PNGRB) under the PNGRB Act 2006, which is in the process of introducing regulations for Natural Gas Pipelines and City Gas Distribution networks.

India's ambition in achieving self-sufficiency in energy has been driven by the progressively expanding and investor oriented "New Exploration Licensing Policy" (NELP) and "Coal Bed Methane" (CBM) Bidding rounds for the oil & gas sector, both of which are aimed at attracting substantial foreign and domestic investment. As of date, India has held seven rounds of bidding under NELP and three rounds of bidding for CBM.

India's energy sector and more specifically the gas segment, is poised to hit a new growth trajectory in the coming years. This would throw up multiple opportunities, not only across the gas value chain but also in a number of end use industries like power, fertilizer and city gas distribution.

RNRL has commenced work on the CBM and Oil/Gas blocks it had won through bidding in CBM-III and NELP-VI rounds respectively.

Coal

Coal is the key to the overall energy scenario in India. Almost 55 per cent of our total energy need is met by coal. The current inventory of Indian coal resources is 255 billion tones, of which 97.9 billion tones is in 'Proved' category and the balance 157 billion tones is in 'Inferred' and 'Indicated' categories.

The Ministry of Coal has the overall responsibility of determining policies and strategies in respect of exploration and development of coal and lignite reserves, sanctioning of important projects of high value and for deciding all other related issues. The Ministry has administrative control over both the Coal India Limited, a public sector Undertaking with its 8 subsidiary companies and the Neyveli Lignite Corporation.

Opportunities and Challenges

Strategically, Gas Value Chain Integration and Gas/Coal & Power Integration are two major opportunities which the energy industry provides. The sourcing and securing of primary energy sources is the key to success in power generation. In this light, RNRL's business portfolio focuses on activities related to "Fuel Management", such as the sourcing & supply of fuel. Towards this end that the Company has initiated many activities such as exploration, production, transportation and supply of gas, coal and liquid fuels. The Company is also identifying and pursuing opportunities in sourcing and supply of fossil fuels, bio-diesel, nuclear and hydrogen fuels

Natural Gas

As per the Working Group report of the Ministry of Petroleum and Natural Gas, the demand for natural gas in the country is slated to increase from 179 million standard cubic meters per day (MMSCMD) in year 2007-08 to 279 MMSCMD in the next 4 years (55 per cent growth at a CAGR of 11.7 per cent). The demand from the power sector, one of the largest consumers of natural gas is expected to increase from 79.7 MMSCMD in year 2007-08 to 126 MMSCMD in year 2011-12. The large finds of domestic natural gas will, to a substantial degree, bridge the supply gap, while imported LNG is expected to play a supplementary role.

Coal

According to the working group constituted by the Planning Commission, the overall demand for coal is expected to increase from 460 MT in year 2006-07 to 731 MT in year 2011-12 (59 per cent growth in the next 5 years at a CAGR of 9.7 per cent). The requirement for the power sector is expected to increase from 341 MT in year 2006-07 to 540 MT in year 2011-12.

Business Review and Outlook

The Company is well poised to capitalize on the huge available opportunities and has put in place a core team for these business segments. In the first two years of operations, RNRL has forayed into the oil, gas and coal sectors and has achieved significant milestones as documented below.

Fields	Milestones Achieved by RNRL
Exploration & Production	
Coal Bed Methane	❖ RNRL-led consortium has won 4 of the 10 Blocks offered through the international competitive bidding process under CBM-III. ❖ RNRL-led consortium is now the second largest CBM player in India in terms of acreage. ❖ Petroleum Exploration Licence (PEL) has been obtained for two blocks and the others are on the anvil. ❖ Implementation of the project(s) is in progress.
Oil & Gas	❖ Won one Block in Mizoram under the NELP VI round. ❖ PEL has been obtained and the 2D seismic survey is expected to start shortly.
Natural Gas Business	
Gas Agreements	❖ On January 12, 2006, a Gas Supply Master Agreement (GSMA) was signed with Reliance Industries Limited (RIL). ❖ The agreement is currently sub-judice.
Natural Gas Pipeline	❖ Reliance Fuel Resources Limited (RFRL), a subsidiary of the Company has submitted an application to Ministry of Petroleum & Natural Gas (MoP&NG) and Petroleum and Natural Gas Regulatory Board (PNGRB) for grant of authorization to lay a gas pipeline from Kakinada to Dadri in Uttar Pradesh. ❖ The pipeline will supply gas to the 7,480 MW Power plant at Dhirubhai Ambani Energy City (DAEC), Dadri.

Management Discussion and Analysis

City Gas Distribution	❖ RFRL has submitted applications to MoP&NG and PNGRB for grant of authorization for City Gas Distribution network for Mumbai, Delhi and the National Capital Region.
Coal Business Coal Blocks	❖ Affiliates of RNRL had applied for the allocation of 8 coal blocks in the states of Orissa, Jharkhand, West Bengal and Maharashtra. Of the applied blocks, Rampia & Dipside of Rampia coal blocks in Orissa have been jointly allocated to an affiliate of RNRL along with five other parties.
Coal Supply	❖ RNRL has, in the last financial year, entered into a three-year Freight contract for the transportation of coal from Korba to Dahanu Thermal Power Station. ❖ RNRL has entered into agreement for washing 2.4 million tonnes / year of raw coal for Dahanu TPS (This agreement was entered into in last FY for 3 years). *RNRL also supplies imported coal to Dahanu Thermal Power Station.

Exploration & Production

The Company has ventured into the domestic oil & gas business through its acquisition of blocks in the bidding rounds initiated by the Government of India.

Coal Bed Methane

- The 4 CBM blocks, won by RNRL-led Consortium in CBM III round, cover an acreage of 3,251 sq. kms, making it the second largest CBM player in India in terms of acreage.
- The CBM blocks are located in Madhya Pradesh (one Block), Andhra Pradesh (one Block) and Rajasthan (two Blocks).
- After signing the contracts for all four blocks with the Government of India on November 7, 2006, the Company has obtained PEL for two of the blocks in Rajasthan. PEL is expected to be obtained for the other blocks during the first half of 2008-09.
- The Company-led consortium is undertaking EIA, geological and remote sensing studies in all the four blocks. The core hole drilling is expected to commence in the first quarter of 2008-09.

Sr. No.	Block Name	State	Acreage (sq .kms)	Estimated CBM Reserves (BCM)	Plateau Production (MMSCM/D)*
1	Barmer (4)	Rajasthan	1168	82.00	3.02
2	Barmer (5)	Rajasthan	739	38.00	1.89
3	Kothagudem	A.P.	735	57.20	2.62
4	Sohagpur	M.P.	609	16.72	0.95
	TOTAL		3251	193.92	8.48

* As estimated by our consultant GCA, Singapore, and internal studies

Oil & Gas

- RNRL-led consortium (RNRL, RELINFRA, Geopetrol and NaftoGaz) won one oil and gas block in the state of Mizoram and received the letter of award on February 12, 2007.
- The Company signed a contract with the Government of India on March 2, 2007 for exploration and production of Oil and Gas block having acreage of 3,619 Sq. Kms.
- PEL was notified by the Government of Mizoram on November 20, 2007.
- The Company has undertaken environmental impact assessment studies, geochemical studies and geological studies. The 2D Seismic survey is expected to commence in first half of 2008-09.

Block Name	State	Acreage (sq .kms)	Total estimated** Peak Production Rate (MMSCMD)		
			High	Medium	Low
MZ-ONN-2004/2	Mizoram	3619	7.52	4.70	1.88

**MMSCMD - Million Standard Cubic Mete per day*
***Estimates by DGH*

Natural Gas Business

Gas Agreements

- On January 12, 2006, RNRL entered into a Gas Supply Master Agreement (GSMA) with RIL.
- According to this agreement, RIL would supply gas to RNRL from its existing and future gas blocks.
- There are certain issues regarding the scheme of arrangement which are currently sub judice in the Bombay High Court.

Natural Gas Pipeline

- In May 2006, RFRL, a subsidiary of the Company, submitted an application to MoP&NG for the grant of authorization to lay a gas pipeline from Kakinada to Dadri. The application was subsequently transferred to PNGRB in September 2007.
- This pipeline would supply gas to the 7,480 MW plant at Dhirubhai Ambani Energy City (DAEC), Dadri.

City Gas Distribution

- The Company plans to establish city gas distribution networks for distributing piped gas to the consumers of Mumbai, Delhi and the National Capital Region.
- RFRL, a subsidiary of the Company, had submitted an application to MoP&NG, seeking authorization for starting city gas distribution businesses in Mumbai and Delhi in May 2006 and in the National Capital Region in August 2006. The applications were subsequently transferred to PNGRB in September 2007.

Coal Business

Coal Blocks

- Affiliates of RNRL had applied for the allocation of 8 coal blocks in the states of Orissa, Jharkhand, West Bengal and Maharashtra on January 12, 2007.
- Rampia & Dipside of Rampia coal blocks in Orissa have been jointly allocated to affiliate of RNRL along with five other parties on January 17, 2008.

Risks and Concerns

The Company relies heavily on the setting up of power generation and other projects. Any delay in the setting up or operationalizing of such projects may adversely impact the Company's business and financial condition. The agreement between the Company and Reliance Industries Limited (RIL), governing the supply of gas is set out in the Gas Supply Master Agreement (GSMA). Any dispute relating to the GSMA, any material breach thereof by RIL or any other interruption to the supply of gas under the GSMA resulting in the Company being unable to conduct its operations as contemplated under the GSMA may have a material adverse effect on the business, operations and financial condition of the Company. The Company has entered into the exploration and production business in which success is determined by the discovery of hydrocarbons/gas. The Company is planning to enter into other business operations in future. Any failure by the Company to expand its business successfully may have a material adverse effect on the Company's business, financial condition and results of operations.

Adequacy of Internal Controls

The Company has a rigorous system of internal controls, which is closely overseen by the top management. The system is geared towards achieving efficiency in operations, optimum utilization of resources, effective monitoring and compliance with all applicable regulations.

The Company ensures adherence to all internal control policies and procedures. A qualified and independent audit committee of the Board, comprising all independent directors reviews the adequacy of internal controls.

Discussion on financial performance with respect to operational performance

The total income of the Company for the year ended March 31, 2008 was Rs 367.31 crore. The gross block of assets of the Company as at March 31, 2008 stood at Rs 470.91 crore and the Company's net worth was Rs 1730.30 crore. The Company's sales were derived mainly from fuel handling for the Reliance - Anil Dhirubhai Ambani Group companies.

Human Resources

The Company has a small but highly experienced team of 23 professionals as on March 31, 2008. The Company believes that it will manage to achieve substantial growth with a lean organization structure.

Reliance Natural Resources Limited has maintained the highest standards of Corporate Governance Policies, principles and best practices by adopting the "Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct", as followed by all constituents in the group. These policies and code prescribe a set of systems, processes and principles conforming to the international standards and are reviewed periodicaly to ensure their continued relevance, effectiveness and responsiveness to the needs of local and global investors and all other stakeholders.

1. **Our governance philosophy**

The Company's philosophy on Corporate Governance is driven by the desire towards attainment of the highest levels of transparency, accountability and equity, in all facets of its operations, and in all its interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing overall enterprise value and retain shareholders' trust, over a sustained period of time.

In our commitment to practice sound governance principles, we are guided by the following core principles:

a. **Transparency**

To maintain the highest standards of transparency in all aspects of our interactions and dealings.

b. **Disclosures**

To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

c. **Empowerment and Accountability**

To demonstrate the highest levels of personal accountability and to ensure that employees consistently pursue excellence in everything they do.

d. **Compliance**

To comply with all the laws and regulations as applicable to the Company.

e. **Ethical Conduct**

To conduct the affairs of the Company in an ethical manner.

f. **Stakeholders' Interests**

To promote the interests of all stakeholders including of customers, shareholders, employees, lenders, vendors and the community.

g. **Boardroom practices**

i. **Board charter**

The Board of Directors has adopted a comprehensive Board charter. The charter has set out matters relating to Board composition, scope and functions of the Board and its committees, etc.

ii. **Tenure of independent director**

Tenure of independent directors on the Board of the Company shall not extend beyond nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

iii. **Commitment of directors**

The Board meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees. Such advance planning of meetings enable the directors to plan their commitments, particularly in the context that the meetings of the board and its committees normally extend over two working days.

Compliance with the code and rules of Luxembourg Stock Exchange

The Global Depositary Receipts (GDRs) issued by the Company are listed on the Luxembourg Stock Exchange (Lxg). The Company has reviewed the code on corporate governance of Lxg. The Company's corporate governance practices substantially conform to these code and rules.

2. **Board of Directors**

I. **Composition and size of the Board**

The current strength of the Board of Directors of the Company is four. All the Directors, including the Chairman are non - executive directors. Of the non-executive directors, only Shri Anil D Ambani, being the promoter is non-independent while all the other Directors are independent. No Director is related to any other Director on the Board.

The composition of and the category of Directors on the Board of the Company as at March 31, 2008 was as under:

Category	Particulars of the Directors
Promoter Non-Executive and Non-Independent Director	• Shri Anil D Ambani, Chairman
Independent Directors	• Shri S L Rao • Shri J L Bajaj • Dr Bakul Dholakia

Notes:

a. None of the directors is related to any other director.

b. None of the directors has any business relationship with the Company.

c. None of the directors received any loans and advances from the Company during the year.

The Company has appointed Shri Ashish S Karyekar, Company Secretary as the Manager of the Company in terms of provisions of the Companies Act, 1956, for a period of five years with effect from February 8, 2006.

II. **Conduct of Board Proceedings**

- The day to day business is conducted by the executives of Reliance Infrastructure under the direction of Whole - time directors and the oversight of the Board. The Board holds periodic meetings every year to review and discuss the performance of the Company, its future plans, strategies and other pertinent issues relating to the Company.
The Board performs the following specific functions in addition to the oversight of the business and the management.
    - review, monitor and approve major financial & business strategies and corporate actions;

- assess critical risks facing the Company – review options for their mitigation;
- provide counsel on the selection, evaluation, development and compensation of senior management;
- ensure that processes are in place for maintaining the integrity of
  - (a) the Company
  - (b) the financial statements
  - (c) compliance with laws
  - (d) relationships with customers, suppliers and other stakeholders;
  - (e) delegation of appropriate authority to the senior executives of the Company for effective management of operations.

- The Agenda and the Notes on Agenda are circulated to the Directors in advance in the defined Agenda format. All the information as required under clause 49 of the Listing Agreement, as is required from time to time, is circulated to the Board for its consideration.
- Standards issued by ICSI: The Company is in substantial compliance with the secretarial standards governing Board Meetings as also General Meetings as set out in Secretarial Standards 1 and 2 issued by the Institute of Company Secretaries of India. The Board of Directors of the Company has taken necessary steps in order to ensure compliance with these standards.
- The Board periodically reviews compliance reports of all laws applicable to the Company and takes steps to rectify non-compliances, if any.
- The Board held four meetings during 2007-08 on April 25, 2007, July 18, 2007, October 17, 2007 and January 17, 2008. The gap between any two Board meetings did not exceed 4 months.

III. **Attendance of Directors and other Directorship**

The overall attendance of Directors was 100 %. It is proposed to introduce tele-conferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Attendance of Directors at the Board Meetings held during 2007-08 and at the last AGM

Name of Director	Number of Board meetings attended out of four meetings held	Attendance at the last AGM held on 10.07.2007	Number of directorships (including RNRL)[1]	Number of committee positions held (including RNRL)[2]	
				Member (including Chairman)	Chairman
Shri Anil D Ambani	4	Present	10	4	0
Shri S L Rao	4	Present	7	8	5
Shri J L Bajaj	4	Present	6	5	2
Dr Bakul Dholakia	4	Present	7	7	3

Notes:

1. No. of Directorships excluding directorship in foreign Company, alternate directorships, Companies registered under section 25 of the Companies Act and private companies.
2. Committee includes Shareholders / Investors' Grievances Committee and Audit Committee.

- **Directors with materially significant related party transaction, pecuniary or business relationship with the Company**

  There have been no materially significant transactions, pecuniary transactions or relationships between the Company and its Directors that may have a potential conflict with the interest of the Company at large.

- **Insurance coverage**

  The Company has obtained Director's liability insurance coverage in respect of any legal action that might be initiated against directors.

IV. **Details of Directors**

The brief profile of your Company's Board of Directors is as under:

(i) **Shri Anil D Ambani**

Regarded as one of the foremost corporate leaders of contemporary India, **Shri Anil D Ambani, 49**, is the Chairman of all listed companies of the Reliance Anil Dhirubhai Ambani Group, namely, Reliance Communications, Reliance Capital, Reliance Infrastructure (formerly Reliance Energy), Reliance Natural Resources and Reliance Power.

He is also the president of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar, Gujarat.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several path-breaking financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance ADA group have raised nearly US$ 7 billion from global financial markets in a period of less than 3 years.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of :

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha or the Upper House of Indian Parliament, a position he chose to resign voluntarily on March 29, 2006.

Select Awards and Achievements

- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December 2006
- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader across a number of business areas, December 2001

(ii) Shri S L Rao

Shri S L Rao, 72, is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues. He is an economist by training and a professional manager with 30 years of experience in large companies including in top management positions in marketing and general management and a further 7 years in management consultancy. He taught marketing in the most reputed management schools in India as visiting faculty. He was a Visiting Fellow at the Indian Ocean Centre, Australia (1996-98). From 1990 to 1996 he was Director - General of the National Council of Applied Economic Research (NCAER), a premier research institution in India, which during his tenure, was known the world over for its data on Indian markets, human development indicators, social infrastructure and economic forecasting. He was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. His leadership made CERC highly regarded for its independence, transparency and objectivity. He was President of the Madras Management Association (1983-84) and All India Management Association (1985-86), a founder and former Vice President of the People's Union for Civil Liberties in Tamil Nadu (1981-84). He was founder Chairman of the Forum of Indian Regulators. He has co-authored or edited 12 books and articles on the economy and management. His writings and active participation contributed to the formation of the Indian Ocean Region as a zone for economic cooperation. He was awarded the Ravi J Mathai Fellowship Award by the Association of Indian Management Schools in 2001. He is a Director of Honeywell Automation India Limited, Kanoria Chemicals & Industries Limited, Reliance Infrastructure Limited, Reliance Power Limited, Rain CII (Carbon) India Limited and other private limited companies. He is currently Chairman of the Board of Governors of the Institute for Social & Economic Change, Life Trustee of the Madras Craft Foundation, Trustee of the Aga Khan Foundation India Committee, and on the Governing Board of the Indian Institute of Management, Lucknow and Trustee of Bangalore International Centre. He is a member of the audit committee of our Company, chairman of the audit committee of Honeywell Automation India Limited, Reliance Infrastructure Limited, chairman of audit and member of shareholders / investors' grievances committee of Reliance Power Limited and Reliance Infrastructure Limited, and member of the audit committee of Rain CII (Carbon) India Limited. He was also the chairman of the audit committee of Axis Private Equity Limited. Shri S L Rao resigned as a director of Axis Private Equity Limited with effect from April 12, 2008. He has written 13 books, the latest being "From Servants to Masters? *The Evolution of Professional Management in India*" (2007) and hundreds of articles in newpapers and journals.

(iii) Dr Bakul Dholakia

Dr Bakul Dholakia, 59, had served as Director of Indian Institute of Management, Ahmedabad. He has been a consultant to several national and international organizations and Board Member of Reserve Bank of India (Western Area). In recognition of Dr Dholakia's contribution in the field of management education in India, the Government of India conferred on him the civilian honour "Padma Shri" in 2007. He holds a doctorate in Economics. He is an external director on the board of Oil and Natural Gas Corporation Limited, Hexaware Technologies Limited, Shipping Corporation of India Limited, Ashima Limited, Ashima Dyecot Limited, Nachmo Knitex Limited and is currently Advisor to the Adani Group. He is a member of the Audit Committee and Shareholders/Investors' Grievances Committee of the Company, member of Audit Committees of Shipping Corporation of India Limited, Oil and Natural Gas Corporation Limited, Chairman of Audit Committees of Ashima Limited, Ashima Dyecot Limited and Nachmo Knitex Limited. Dr Bakul Dholakia holds 5,770 shares in the Company as of March 31, 2008.

(iv) Shri J L Bajaj

Shri **J L Bajaj**, 68, is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He retired from the Indian Administrative Service in the rank of Secretary to Government of India. In Government of India he held positions as Adviser (Industry) Planning Commission, Additional Secretary in the Department of Economic Affairs, and Joint Secretary, Plan Finance, Ministry of Finance. He was also Chairman Administrative Reforms and Decentralization Commission, Agriculture Production Commissioner, Secretary Planning and Secretary Finance in the Government of Uttar Pradesh. He has conducted studies for national and international institutions including the World Bank, Department for International Development (DFID) and United Nations Development Programme (UNDP). He has advised Governments and institutions in Malaysia, Sri Lanka, Jamaica, China and Mongolia as well as State Governments in India. He has authored a number of books and articles which have been published in national and international journals. He is on the Board of IL&FS Trust Company Limited,

Reliance Power Limited, Uttarakhand Power Corporation Limited, Uttarakhand Jal Vidyut Nigam Limited and Power Transmission Corporation of Uttarakhand Limited. He is a member of Audit Committee and Chairman of Shareholders/Investors' Grievances Committee of the Company and Reliance Power Limited, Member of Audit Committee of IL&FS Trust Company Limited and Reliance Power Limited. Shri J L Bajaj does not hold any shares in the Company as of March 31, 2008.

3. *Audit Committee*

In terms of clause 49 of the Listing Agreement as well as section 292A of the Companies Act, 1956, the Board in February, 2006 constituted Audit Committee comprising Shri S L Rao, Shri Anil D Ambani, Shri J L Bajaj and Dr Bakul Dholakia.

The Audit Committee is chaired by Shri S L Rao who has a wide experience on economic, financial and taxation issues. All the other members of the Committee are financially literate within the meaning of Clause II (A) Explanation 1 of clause 49 of the Listing Agreement.

Shri Ashish S Karyekar, Dy. Company Secretary acts as the Secretary to the Committee.

The Audit Committee advises the management on the areas where internal audit can be improved. The minutes of the meetings of the Audit Committee are placed before the Board. The terms of reference of the Audit Committee, in accordance with all the items listed in clause 49 (II) (D) and (E) of the Listing Agreement, are as follows:

i Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible.

ii Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee.

iii Approve payment for any other services by statutory auditors.

iv Reviewing with management the annual financial statements before submission to the Board, focusing primarily on;

a. matters required to be included in the Directors Responsibility Statement included in the report of the Board of Directors;

b. any changes in accounting policies and practices;

c. major accounting entries based on exercise of judgment by management;

d. qualifications in draft audit report;

e. significant adjustments arising out of audit;

f. compliance with listing and other legal requirements concerning financial statements;

g. any related party transactions.

v Reviewing with the management the quarterly financial statements before submission to the Board for approval.

vi. Reviewing with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.

vii Reviewing with the management, performance of statutory and internal auditors, the adequacy of internal control systems.

viii Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

xi Discussion with internal auditors any significant findings and follow up thereon.

x Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.

xi Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

xii To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

xiii To review the functioning of the Whistle Blower mechanism.

xiv Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

xv Review the following information:

a. Management discussion and analysis of financial condition and results of operations;

b. Internal audit reports relating to internal control weaknesses;

c. Management letters / letters of internal control weaknesses issued by statutory / internal auditors;

d. Statement of significant related party transactions; and

e. The appointment, removal and terms of remuneration of the Chief Internal Auditor.

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference.

ii. to seek any information from any employee.

iii. to obtain outside legal and professional advice.

iv. to secure attendance of outsiders with relevant expertise, if it considers it necessary.

Four Audit Committee Meetings were held during the year and the gap between two meetings did not exceed four months. The meeting considered all the points in terms of its reference at periodic intervals.

The meetings were held on April 25, 2007, July 18, 2007, October 17, 2007 and January 17, 2008

Attendance at the meetings of the Audit Commitee

Sr. No.	Members	Meetings held during the tenure of directors	Meetings attended
1	Shri S L Rao, Chairman	4	4
2	Shri Anil D Ambani	4	4
3 .	Dr Bakul Dholakia	4	4
4	Shri J L Bajaj	4	4

The overall attendance at the meetings was 100%.

The Chairman of the Audit Commitee was present at the AGM.

The meeting considered all the points in terms of its reference at periodic intervals.

The Dy Company Secretary, Shri Ashish S Karyekar, acts as the secretary to the committee.

4. *Nomination/Remuneration Committee*

The Nomination/Remuneration Committee of the Board is constituted to formulate and recommend to the Board from time to time, a compensation structure for Whole-time Members of the Board and Manager. It is proposed to introduce a stock option scheme for the directors and employees of the Company in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 at an appropriate time. The Scheme would set the maximum number of stock options that can be granted to non-executive directors.

The Nomination/Remuneration Committee comprises Shri S L Rao, Shri Anil D Ambani, Shri J L Bajaj and Dr Bakul Dholakia. Shri S L Rao is the Chairman of the Committee. During the year, the Nomination/Remuneration Committee did not meet as no business was proposed by the Board within the scope of the said Committee.

All directors, being non - executive, are paid only sitting fees for attending the meetings of the Board and its committees. The Members had, through Postal Ballot on March 31, 2006, approved payment of commission to non-executive directors of the Company, of a sum not exceeding one per cent per annum of the net profits of the Company.

Details of remuneration to non - executive directors are given below:

Name	Sitting fees (Rs.)
Shri Anil D Ambani	240,000
Shri S L Rao	240,000
Dr Bakul Dholakia	240,000
Shri J L Bajaj	240,000

There were no other pecuniary relationships or transactions of Non-Executive Directors vis-à-vis the Company.

The shares held by the Non-Executive Directors in the Company as on March 31, 2008 are as follows:

Name	No. of Shares
Shri Anil D Ambani	18,59,171
Shri S L Rao	100
Dr Bakul Dholakia	5,770
Shri J L Bajaj	Nil

Directors' Remuneration policy

The Remuneration Committee determines and recommends to the Board, the compensation of the directors. The key components of the Company's remuneration policy are :

- compensation will be a major driver of performance.
- compensation will be competitive and benchmarked with a select group of companies from the utility sector.
- compensation will be transparent, fair and simple to administer.
- compensation will be fully legal and tax compliant.

Criteria for making payments to non-executive Directors

The Directors are paid sitting fees for attending the meetings and payment of commission, if any, will be based on the number of Board membership / Committee membership/ Chairmanship held by them.

5. *Shareholders / Investors' Grievances Committee*

The Board of Directors of the Company constituted Shareholders/Investors' Grievances Committee comprising all four non-executive directors viz, Shri J L Bajaj, Shri Anil D Ambani, Shri S L Rao and Dr Bakul Dholakia. Shri J L Bajaj is the Chairman of the Company. The Company has appointed Karvy Computershare Private Limited to act as Registrar and Transfer Agent of the Company. The Committee deals with matters relating to transfer/ transmission of shares, issue of duplicate share certificates, review of shares dematerialised and all other related matters. The Committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the Investor Information section of this Annual Report.

During the year, the Company held four meetings of the Shareholders/Investors' Grievances Committee on April 25, 2007, July 10, 2007, October 17, 2007and January 17, 2008.

Attendance at the meetings of Shareholders/Investors' Grievances Committee

Sr. No.	Name	Meetings held during the tenure of directors	Meetings attended
1	Shri J L Bajaj, Chairman*	4	4
2	Shri Anil D Ambani	4	4
3	Shri S L Rao	4	4
4	Dr Bakul Dholakia	4	4

*Shri S L Rao was the Chairman of the Committee meetings held on April 25, 2007 and July 10, 2007.

Shri J L Bajaj was appointed as the Chairman of the Committee with effect from the meeting held on October 17, 2007.

Shri Ashish S Karyekar, Dy Company Secretary is the Compliance Officer.

Status of Complaints / Grievances during the year

Sr. No.	Type of Complaints	Number of Complaints
(A)	**Regulatory Bodies**	
1	Non credit of Share lodged for Dematerialization	11
2	Non receipt of share certificates sent for transfer	10
3	Others	7
(B)	**Direct Cases**	
1	Non Receipt of share certificates	68
2	Others	13
	Total	109

There were no complaints pending as on March 31, 2008. None of the complaints during the year remained pending for more than 30 days and no request for dematerialization and share transfers remained pending for more than two weeks. 161 requests for transfers and 243 requests for dematerialization were pending for approval as on March 31, 2008, which were approved and dealt with by April 5, 2008.

6. *General Body Meetings*

The Company held its last three Annual General Meetings as under:

Year	Date	Venue	Time	Special Resolutions passed
2007	July 10, 2007	Birla Matushri Sabhagar 19, Sir Vithaldas Thackersey Marg Mumbai 400 020	2.00 p.m.	None
2006	January 19, 2006	4th Floor, Maker Chambers IV, 222 Nariman Point Mumbai 400 021	3.00 p.m.	None
2005	June 27, 2005	Ground Floor, Chitrakoot Shreeram Mills Premises Ganpatrao Kadam Marg Worli Mumbai 400 013	3.15 p.m.	None

7. *Postal Ballot*

During the year, no Special Resolutions were passed through Postal Ballots.

8. *Disclosures*

8.1 The Company has entered into related party transactions as set out in the notes to accounts, which are not likely to have a conflict with the interest of the Company.

8.2 No penalty or stricture has been imposed on the Company by the Stock Exchanges or SEBI or any other statutory authority, on any matter related to the capital markets, during the last 3 years.

9. *Compliance with other mandatory requirements*

9.1 Management Discussion and Analysis

A Management Discussion and Analysis Report forms part of the Annual Report and includes discussions on various matters specified under clause 49(IV)(F) of the Listing Agreement.

9.2 Subsidiary Companies

The Company does not have any material non-listed Indian subsidiary company and hence, it is not required to have an independent director of the Company on the Board of such subsidiary Company. The Audit Committee reviews the financial statements, particularly, the investments made by the Company's unlisted subsidiary Company. The minutes of the meetings of the Board of Directors of subsidiary Company are placed before the Board of Directors of the Company and the attention of the directors is drawn to all significant transactions and arrangements entered into by the subsidiary Company.

9.3 Disclosures

9.3.1 Related Party Transactions

The details of all significant transactions with related parties are periodically placed before the Audit Committee.

9.3.2 Disclosure of Accounting Treatment

In the preparation of financial statements, the Company has followed the Accounting Standards issued by the Institute of Chartered Accountants of India as prescribed under Companies (Accounting Standard) Rules, 2006.

9.3.3 Disclosure on risk management

The Company has laid down procedures to inform Board members about the risk assessment and minimisation procedures which is periodically reviewed by the Board.

9.3.4 Proceeds from the preferential issue of warrants

The details of utilisation of proceeds raised from the preferential issue of shares / warrants which have since been converted into equivalent number of equity shares are disclosed to the Audit Committee. The Company has not utilised these funds for purposes other than those stated in the notice convening the general meeting.

9.3.5 Code of Conduct

The Company has adopted the code of conduct and ethics for directors and senior management. The code has been circulated to all the members of the Board and senior management and the same has been put on the Company's website www.rnrl.in. The Board members and senior management personnel have affirmed their compliance with the code and a declaration signed by the Manager of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of clause 49-V of the Listing Agreement) is given below:

"It is hereby declared that the Company has obtained from all members of the Board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the Company for the year 2007-08."

Ashish S Karyekar
Manager

9.3.6 CEO/CFO Certification

A certificate from the Manager and the Chief Financial Officer on the financial statements of the Company was placed before the Board.

9.3.7 Review of Directors' Responsibility Statement

The Board in its report has confirmed that the annual accounts for the year ended March 31, 2008 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

10. Compliance with non-mandatory requirements

10.1 Tenure of Independent Directors on the Board

The tenure of Independent Directors on the Board of the Company shall not exceed, in the aggregate, a period of nine years.

10.2 Nomination/Remuneration Committee

The Board has set up a Nomination/Remuneration Committee details whereof are furnished at serial no 4 of this Report.

10.3 Shareholders rights

The half-yearly financial results including summary of significant events of relevant period of six months are sent to each household of shareholders.

10.4 Audit Qualifications

Strategic decisions were taken during the year resulting in unqualified financial statements of the Company.

10.5 Training of Board members

For orientation and to get familiar with the Company's business operations, governance procedures and practices, the directors visit the project sites of the Company.

Besides, detailed presentations are periodically made to the Board members on the business model of the Company, risk profile of the business parameters to enable the Board members to discharge their responsibilities as directors.

10.6 Whistle Blower Policy

The Company has formulated a policy to prohibit managerial personnel from taking adverse action against employees disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry in to whistle blower complaint received by the Company.

Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the Audit Committee. Employees knowingly making false allegations of alleged wrongful conduct to the Audit Committee shall be subject to disciplinary action. No personnel of the Company has been denied access to the Grievance Redressal Mechanism and Audit Committee of the Board of the Company.

11. Means of Communication

Information like quarterly financial results and media releases on significant developments in the Company as also presentations that have been made from time to time to the media, institutional investors and analysts are hosted on the Company's web site and have also been submitted to the stock exchanges on which the Company's equity shares are listed, to enable them to put them on their own web sites. The quarterly financial results are published in *Financial Express* and *Navshakti*.

SEBI EDIFAR

As per the requirements of clause 51 of the listing agreement with the stock exchanges, all the data relating to quarterly financial results, shareholding pattern, etc. are being electronically filed on the electronic data information filing and retrieval (EDIFAR) website of SEBI (www.sebiedifar.nic.in) within the timeframe prescribed in this regard.

12. Auditor's certificate on Corporate Governance

The Auditors Certificate on compliance of clause 49 of the Listing Agreement relating to corporate governance is published as an annexure to the Directors' Report.

13. General Shareholder Information

The mandatory as also various additional information of interest to investors is voluntarily furnished in a separate section on Investor Information in this Annual Report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Natural Resources, as evolved over the years, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to repond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Investor information

1. **Annual General Meeting (AGM)**

   Day : Tuesday, September 23, 2008

   Time : 2.00 p.m. or soon after the AGM of Reliance Power Limited convened for the same day.

   Venue : Birla Matushri Sabhagar
   19, Sir Vithaldas Thackersey Marg
   Marine Lines
   Mumbai 400 020

2. **Financial Year:**

   The financial year of the Company is from April 1 to March 31, each year.

Key Financial Reporting Dates for the Year 2008-09

Unaudited Results for the first quarter ending on June 30, 2008	: On or before July 31, 2008
Unaudited Results for the second quarter / half year ending on September 30, 2008	: On or before October 31, 2008
Unaudited Results for the third quarter ending on December 31, 2008	: On or before January 31, 2009
Audited Results for the Financial Year 2008-09	: On or before June 30, 2009

3. **Date of Book Closure**: Tuesday, July 29, 2008 to Tuesday, August 05, 2008 (Both days inclusive)

4. **Listing on Stock Exchanges**

   a. **Stock Exchanges on which the shares of the Company are listed**

   i. National Stock Exchange of India Limited (NSE)
   Exchange Plaza, Bandra-Kurla Complex
   Bandra (East)
   Mumbai 400 051
   Telephone :+91 22 2659 8235 / 8236 / 8100 - 8114
   Fax : +91 22 2659 8237 /38
   e-mail : cmlist@nse.co.in
   Web site : www.nseindia.com

   ii. *Bombay Stock Exchange Limited* (BSE)
   1st Floor, New Trading Ring
   Rotunda Building, P J Towers
   Dalal Street, Fort
   Mumbai 400 001
   Telephone : +91 22 2272 1233 / 34
   Fax : +91 22 2272 2037 / 2041
   E-mail : corp.relations@bseindia.com
   Web site : www.bseindia.com

   b. **Stock Exchange on which the GDRs of the Company are listed:**

   The Luxembourg Stock Exchange
   Societe de la Bourse de Luxembourg
   11 Avenue de la Porte-Neuve
   L-2227, Luxembourg
   G. D. Luxembourg
   Telephone : 00352 477936-1
   Fax : 00352 473298

   The listing fees payable to BSE & NSE for 2008-09 and to Luxembourg Stock Exchange Undertaking for 2007 have been paid in full by the Company.

   c. ***Depositary Bank for GDR holders*** :

Depositary	Custodian
Deutsche Bank Trust	Deutsche Bank AG
Company Americas	Mumbai Branch
60 Wall Street	DB House, 2nd Floor
New York	Hazarimal Somani Marg, Fort
New York 10005	Mumbai 400 001 India

5. (i) **Stock Codes/Symbol**

   Bombay Stock Exchange Limited : 532709

   National Stock Exchange of India Limited : RNRL

   (ii) **Security Codes of RNRL GDRs**

	Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	75948P101	75948P200
ISIN	US75948P1012	US75948P2002
Common Code	025317955	025318200

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF market. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

   (iii) **Demat ISIN number in NSDL and CDSL for equity shares:** INE328H01012

   The annual custodian fees for the financial year 2008-09 have been paid to National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

   (iv) **Corporate Identity Number (CIN)**

   Our CIN, allotted by the Ministry of Corporate Affairs, Government of India, is L64200MH2000PLC125260, and our Company is registered within the jurisdiction of Registrar of Companies, Maharashtra, Mumbai.

6. **Registrar and Transfer Agents (RTA)**

   Karvy Computershare Private Limited
   Unit: Reliance Natural Resources Ltd.
   Plot No 17-24, Vittal Rao Nagar
   Madhapur
   Hyderabad 500 081
   Andhra Pradesh, India
   Tel : +91 40 2342 0815-0825
   Fax: + 91 40 2342 0859
   e-mail: rnrl@karvy.com

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests and other related correspondence directly to Karvy Computershare Private Limited at the above address for speedy response.

7. **Web site**: The web site of the Company www.rnrl.in contains a sub-menu on *Investor Relations*. It carries comprehensive information of interest to our investors including on the financial results of the Company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the Company and the services rendered / facilities extended by the Company to our investors.

8. **Dedicated e-mail for Investor Grievance**

To enable investors to register their grievances, the Company has designated an exclusive e-mail id i.e. RNRL.Investor@relianceada.com.

9. **Compliance Officer**

Shri Ashish S Karyekar, Dy Company Secretary is the Compliance Officer of the Company.

10. **Stock Price and Volume**

The reported high and low prices and volume of Equity Shares of the Company traded during financial year 2007-08 on BSE and NSE are set out in the following table:

Monthly high and low quotations as also the volume of shares traded on Mumbai and National Stock Exchanges with monthly high and low quotations of GDRs

	BSE			NSE			GDRs*	
2007-08	Highest Rs.	Lowest Rs.	Volume Nos.	Highest Rs.	Lowest Rs.	Volume Nos.	Highest US $	Lowest US$
April	27.30	21.65	11,04,46,513	27.30	21.00	15,30,11,370	1.17	0.88
May	37.65	25.60	36,75,58,745	37.70	25.60	68,45,26,447	1.84	1.00
June	39.20	32.00	18,78,22,260	39.25	30.40	44,73,91,076	1.82	1.59
July	44.40	36.75	26,41,13,582	44.40	36.75	58,93,40,271	2.20	1.85
August	48.70	41.25	21,23;27,862	48.65	41.20	45,17,23,670	2.27	2.14
September	103.00	45.50	42,13,20,523	103.70	45.45	97,90,95,578	4.74	2.30
October	121.65	75.50	60,85,42,108	121.65	72.25	137,61,05,719	6.08	4.12
Novemeber	203.00	122.25	62,26,48,007	198.95	122.00	149,37,53,794	9.26	6.81
December	189.40	159.00	18,41,74,942	189.45	158.10	45,71,91,905	9.12	8.08
January	249.70	75.00	56,88,23,637	248.25	78.00	124,31,42,314	12.20	6.00
February	169.00	110.45	48,53,12,783	169.00	110.20	101,65,89,590	8.23	5.91
March	130.00	92.85	38,42,55,520	130.20	92.35	76,60,07,493	6.04	4.60

* Each GDR represents 2 equity shares. 1US$ = Rs 40.12 as on March 31, 2008

11. **Comparative Price Performance**


RNRL's Share Performance on NSE versus S&P CNX Nifty
Months
RNRL
Nifty


RNRL's Performance on BSE versus BSE Sensex
Months
RNRL
Sensex

12. **Share Transfer System**

Physical Share transfers are registered and returned generally within a period of seven days from the date of receipt, if the documents are correct and valid in all respects. Shareholders / Investors are requested to send share transfer related documents directly to our Registrar and Transfer Agents whose address is given at the beginning of this section. The executives of the Company are authorised to approve transfer of shares.

As required under clause 47(c) of the Listing Agreements entered into by the Company with the Stock Exchanges, a certificate is obtained every six months from a practicing Company Secretary with regard to *inter alia*, effecting transfer, transmission, sub-division, consolidation, renewal and exchange of equity shares within one month of their lodgment. The certificates are forwarded to BSE and NSE, where the equity shares are listed.

13. **Nomination facility**

Individual shareholders of physical shares can nominate any person for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the RTA of the company.

14. **Shareholding Pattern**

	Category	As on March 31, 2008		As on March 31, 2007	
		No of Shares	%	No of Shares	%
(A)	**Holding of the Promoter Group**				
	AAA Power Systems (Global) Private Limited	85,82,41,254	52.55	69,82,41,254	47.40
	Reliance Innoventures Private Limited	1,15,29,001	0.71	1,15,29,001	0.78
	Reliance Capital Limited	1,64,92,758	1.01	1,64,92,758	1.12
	Sonata Investments Limited	5,00,000	0.03	5,00,000	0.03
	Anil D Ambani	18,59,171	0.11	18,59,171	0.13
	Tina A Ambani	16,50,832	0.10	16,50,832	0.11
	Kokila D Ambani	36,65,227	0.22	36,65,227	0.25
	Jai Anmol A Ambani (through father and natural guardian Shri Anil D Ambani)	16,69,759	0.10	16,69,759	0.11
	Jai Anshul A Ambani (through father and natural guardian Shri Anil D Ambani)	100	0.00	100	0.00
	Sub-Total (A)	**89,56,08,102**	**54.84**	**73,56,08,102**	**49.93**
(B)	**Non-Promoters Holding**				
1	**Institutional Investors**				
	a. Mutual Funds / Unit Trust of India	15,81,306	0.10	1,45,94,519	0.99
	b. Banks, Financial Institutions, Insurance Companies, Governments	6,53,25,327	4.00	7,93,59,748	5.39
	c. Foreign Institutional Investors	6,32,84,732	3.88	5,08,45,937	3.45
	Sub-Total (B)	**13,01,91,365**	**7.97**	**14,48,00,204**	**9.83**
2	**Others**				
	a. Private Corporate Bodies	8,74,27,911	5.35	10,18,41,954	6.91
	b. Indian Public / Others	49,27,49,445	30.17	45,35,83,659	30.79
	c. Non Resident Indians/Overseas Corporate Bodies	1,81,44,213	1.11	1,89,47,235	1.29
	d. Deutsche Bank Trust Company Americas (for GDRs)	90,09,386	0.55	1,83,49,268	1.25
	Sub-Total (C)	**60,73,30,955**	**37.19**	**59,27,22,116**	**40.24**
	Grand-Total (A+B+C)	**163,31,30,422**	**100.00**	**147,31,30,422**	**100.00**

Group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969)

The following persons constitute the Group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise control directly or indirectly, over the Company.

Shri Anil Dhirubhai Ambani

Smt. Kokila D. Ambani

Smt. Tina A. Ambani

Master Jai Anmol Ambani

Master Jai Anshul Ambani

AAA Business Machines Private Limited

AAA Communication Private Limited

AAA Enterprises Private Limited

AAA Entertainment Private Limited

AAA Global Ventures Private Limited

AAA Industries Private Limited

AAA International Capital Private Limited

AAA Power Systems (Global) Private Limited

AAA Project Ventures Private Limited

AAA & Sons Private Limited

AAA Pivotal Enterprises Private Limited

ADA Enterprises and Ventures Private Limited

ADAE Global Private Limited

Adlabs Films Limited

Ambani International Private Limited

Ambani Industries Private Limited

Batiste Unlimited

Hansdhwani Trading Company Private Limited

Hui Investments Unlimited

Ikosel Investments Limited

K.D. Ambani Trust

Millsfield Enterprises Limited

Radium Unlimited

Reliance Capital Limited

Reliance Communications Limited

Reliance Communication Infrastructure Limited

Reliance Anil Dhirubhai Ambani Group (UK) Private Limited

Reliance Anil Dhirubhai Ambani Investments (UK) Limited

Reliance Enterprises and Ventures Private Limited

Reliance General Insurance Company Limited

Reliance India Private Limited

Reliance Infrastructure Limited

Reliance Infratel Limited

Reliance Innoventures Private Limited

Reliance Land Private Limited

Reliance Net Limited

Reliance Big Private Limited

Reliance Power Limited

Reliance Power Transmission Limited

Reliance Telecom Limited

Reliance Limited

Serbus Asia Pte Limited

Sonata Investments Limited

Tareson Company Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

15. Top 10 Shareholders as on March 31, 2008

Sr. No.	Name of the Holder(s)	No. of Shares	% to total shareholding
1	AAA Power Systems (Global) Private Limited	85,82,41,254	52.55
2	Life Insurance Corporation of India	5,03,71,480	3.08
3	Reliance Capital Limited	1,64,92,758	1.01
4	Reliance Innoventures Private Limited	1,15,29,001	0.71
5	Religare Securities Ltd	90,44,621	0.55
6	Deutsche Bank Trust Company Americas	90,09,386	0.55
7	Simplicity Ab	75,52,000	0.46
8	Abu Dhabi Investment Authority	59,33,261	0.36
9	Karvy Stock Broking Limited	56,20,805	0.34
10	Angel Broking Limited	55,62,763	0.34

16. *Distribution of Shareholding*

Sr. No.	Category (Shares)	Number as on March 31, 2008				Number as on March 31, 2007			
		Holders	%	Shares	%	Holders	%	Shares	%
1	Up to 500	24,21,164	93.32	22,36,07,297	13.69	19,31,826	92.49	15,99,88,446	10.86
2	501 - 5000	1,65,834	6.39	20,01,58,153	12.26	1,47,436	7.06	19,34,30,256	13.13
3	5001 - 100000	7,236	0.28	9,68,08,701	5.93	9,069	0.43	12,56,35,314	8.53
4	100001 and above	297	0.01	1,11,25,56,271	68.12	348	0.02	99,40,76,406	67.48
	TOTAL	25,94,531	100.00	1,63,31,30,422	100.00	20,88,679	100.00	1,47,31,30,422	100.00

17. *Investors' grievances attended*

Received From	Received during		Redressed during		Pending as on	
	2007-08	2006-07	2007-08	2006-07	31.3.2008	31.3.2007
Securities and Exchange Board of India	1	19	1	19	0	0
Stock Exchanges	9	36	9	36	0	0
NSDL/CDSL	18	16	18	16	0	0
Direct from Investors	81	193	81	193	0	0
Total	109	264	109	264	0	0

18. Analysis of Grievances

Sr. No.	Particulars	Number 2007-08	Percentage 2007-08	Number 2006-07	Percentage 2006-07
(A)	Regulatory Bodies:				
1	Non credit of Shares lodged for Dematerialization	11	10.09	18	6.82
2	Non receipt of Share Certificates sent for Transfer	10	9.17	11	4.17
3	Others	7	6.42	42	15.91
(B)	Direct Cases:				
1	Non Receipt of Share Certificates	68	62.39	167	63.25
2	Others	13	11.93	26	9.85
	Total	109	100.00	264	100.00

19. Dematerialization of Shares and Liquidity

Status of dematerialization of shares as of March 31, 2008 is as under:

Electronic holdings			Physical holdings			Total		
No.of Beneficial Owners	No. of Shares	%	No. of folios	No. of Shares	%	No. of shareholders	No. of shares	%
15,98,297	1,57,50,47,054	96.44	9,96,234	5,80,83,368	3.56	25,94,531	1,63,31,30,422	100.00

The Equity shares of the Company are actively traded on the Indian Stock Exchanges

20. Equity History

Date	Particulars of Issue	No. of Shares	Total No. of Shares	Nominal Value of Shares (Rs.)
27.01.2006	Allotment on demerger of Reliance Industries Limited	1,22,31,30,422	1,22,31,30,422	6,11,56,52,110
28.04.2006	Allotment of Shares under Preferential Issue*	+12,00,00,000	1,34,31,30,422	6,71,56,52,110
29.03.2007	Allotment of shares on conversion of warrants*	+13,00,00,000	1,47,31,30,422	7,36,56,52,110
22.10.2007	Allotment of shares on conversion of warrants*	+16,00,00,000	1,63,31,30,422	8,16,56,52,110

* 41,00,00,000 equity shares / convertible securities allotted on a preferential basis at a price of Rs. 25.65 (including a premium of Rs. 20.50) per share / warrant.

Depository Services For guidance on depository services, shareholders may write to the RTA of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Telephone: +91 22 2497 2964-70, Fax : +91 22 24972993 / 24976351, e-mail : info@nsdl.co.in, website : www.nsdl.co.in or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400 023, Telephone: +91 22 2272 3333 Fax: +91 22 2272 3199/ 2072, website: www.cdslindia.com e-mail: investors@cdslindia.com

21. **Outstanding GDR's / Warrants and Convertible Bonds**

The GDRs outstanding as on March 31, 2008 represent 90,09,386 shares constituting 0.55 % of the paid up capital of the Company. Pursuant to the approval accorded by the members through Postal Ballot on March 31, 2006, the Company had in October 2006 raised US $ 300 million (Rs. 1,350 crore) through an issue of 4.928% Foreign Currency Convertible Bonds (FCCBs). The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs are convertible any time after November 27, 2006 up to October 10, 2011. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company from 1,63,31,30,422 equity shares of Rs. 5 each to 2,15,94,57,345 shares. The entire FCCBs are outstanding as of March 31, 2008.

22. The Company does not have manufacturing or processing plants.

23. **Eliminate Duplicate Mailing**

If you hold the Equity Shares of the Company in more than one Folio in your name or with the same address as other shareholders of the Company, you may authorise the Company to discontinue mailing of multiple Annual Reports. The Company will consider mailing abridged version of Annual Reports to such shareholders, in the event of adequate response from shareholders.

24. **Odd Lot Shares Scheme for small shareholders**

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. This scheme is available to shareholders of Reliance Natural Resources Limited, who hold shares in odd lots. The shareholders who wish to avail of the above facility can collect the forms from the Registrar and Share Transfer Agent of the Company.

25. **Legal Proceedings**

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however, not material in nature.

26. **Policy on Insider Trading**

The Company has formulated a Code of Conduct for Prevention of Insider Trading ("the Code") in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. The Board has appointed Shri Ashish S Karyekar, Dy. Company Secretary as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The Code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider or by any other Company, while in possession of unpublished price sensitive information in relation to the Company during certain prohibited periods. The Code is available on the Company's web site.

27. **Secretarial audit for reconciliation of Capital**

The Securities and Exchange Board of India has directed vide Circular No. D&CC/ FITTC/CIR-16/2002 dated December 31, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz., NSDL and CDSL and in physical form with the total issued / paid-up capital.

In compliance with this requirement, the Company has submitted a certificate, duly certified by a qualified Chartered Accountant, to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the Certificate is also placed before the Board of Directors of the Company.

28. **Address for Correspondence**

Queries relating to the financial statements of the Company may be addressed to :

Shri Ashish Tambawala
Chief Financial Officer
4th Floor,
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055
Tel: + 91 22 3009 9400
Fax: + 91 22 3009 9741

Investors' correspondence may be addressed to the Compliance Officer of the Company :

Shri Ashish S Karyekar
Deputy Company Secretary
Reliance Natural Resources Ltd.
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Tel: + 91 22 3038 6020
Fax: + 91 22 3037 6622

Auditors' Report on Abridged Financial Statements of Reliance Natural Resources Limited

To the Members of Reliance Natural Resources

We have examined the attached abridged Balance Sheet of Reliance Natural Resources Limited ('the Company') as at March 31, 2008 and the related abridged Profit and Loss Account for the year ended on that date annexed thereto and the abridged Cash Flow Statement for the year ended on that date, together with the notes thereon. These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the financial statements of the Company for the year ended March 31, 2008 prepared in accordance with the Schedule VI of the Companies Act, 1956 and is covered by our report of even date to the members of the Company which report is attached herewith.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 28, 2008

Auditors Report

To,
The Members of Reliance Natural Resources Limited

1. We have audited the attached Balance Sheet of Reliance Natural Resources Limited ('the Company') as at March 31, 2008, the Profit and Loss Account for the year ended on that date and the Cash Flow Statement for the year ended on that date annexed thereto (together referred to as the "financial statements'), which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act 1956 ("the Act"), and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that: -

   a. We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purposes of our audit;

   b. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   c. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;

   e. On the basis of written representations received from the directors, as on March 31, 2008, and taken on record by the Board of Directors, we report that none of the directors of the Company is disqualified as on March 31, 2008 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   f. In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give in the prescribed manner, the information required by the Act and also give, a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2008;

      (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 28, 2008

Annexure referred to in Paragraph 3 of Auditors' Report of even date to the Members of Reliance Natural Resources Limited on the Financial Statements for the year ended March 31, 2008

1. The Company has maintained proper records to show full particulars, including quantitative details and situation, of its fixed assets. We have been informed that all fixed assets of the Company are physically verified by the Management during the year according to the program designed and no material discrepancies were noticed.
2. During the year, a substantial part of fixed assets have not been disposed off by the Company.
3. In our opinion, there is no physical inventory in existence and hence the question of physical verification and its comparison with the inventory records does not arise.
4. The Company has not granted secured or unsecured loans to the companies covered in the register maintained under Section 301 of the Act.
5. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Act.
6. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchase of fixed assets and for the sale of goods and services. Further, on the basis of our examination of the books and records of the Company, and according to the information and explanation given to us, we have neither come across nor have we been informed of any continuing failure to correct major weaknesses in the aforesaid internal control system.
7. According to the information and explanations given to us, there are no contracts or arrangements referred to in Section 301 of the Act that need to be entered in the register required to be maintained under that section.
8. The Company has not accepted any deposits from the public within the meaning of Section 58A and 58AA of the Act and the rules framed there under.
9. In our opinion, the Company's present internal audit system is commensurate with its size and nature of its business.
10. On the basis of information given to us by management of the Company, no cost records are prescribed by the Central Government of India under Section 209(1)(d) of the Act.
11. According to the books and records as produced before us and in accordance with generally accepted auditing practices in India and also based on Management representations, undisputed statutory dues in respect of Provident Fund, Employees' State Insurance dues, Income Tax, Sales Tax, Wealth Tax, Service Tax and Cess and other material statutory dues have generally been regularly deposited, by the Company during the year with the appropriate authorities in India.
12. As at March 31, 2008, there have been no disputed dues which have not been deposited with the respective authorities in respect of Income Tax, Wealth Tax, Excise Duty, Sales Tax, Service Tax and Cess.
13. The Company does not have accumulated losses as at March 31, 2008, and has not incurred any cash losses either during the current financial year or in the immediately preceding financial year.
14. According to the records of the Company, it has not defaulted in repayment of dues to any financial institution or bank or debenture holders during the year.
15. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
16. In our opinion, considering the nature of activities carried on by the Company during the year, the provisions of any special statute applicable to chit fund / nidhi / mutual benefit fund / societies are not applicable to it.
17. In our opinion, the Company has not dealt or traded in shares, securities, debentures and other investments.
18. In our opinion and according to the information and explanations given to us, the company has not given any guarantee for loans taken by others from banks or financial institutions during the year.
19. On the basis of review of utilization of funds pertaining to term loans on overall basis and related information as made available to us, the term loans taken by the Company have been applied for the purpose for which they are obtained except for Foreign Currency Convertible Bonds of Rs.1,19,955 Lakhs which pending utilization is invested in Mutual Fund Units and Bank Deposits.
20. On the basis of an overall examination of the balance sheet of the Company, in our opinion and according to the information and explanations given to us, there are no funds raised on a short term basis which have been used for long term investment.
21. The Company has made preferential allotment of shares to a company listed in the register maintained under Section 301 of the Act during the year. The price at which the shares have been issued is not prejudicial to the interest of the Company.
22. The Company has not issued any debentures during the year and hence question of creation of security or charge in respect thereof does not arise.
23. The Company has not raised any money by public issue during the year.
24. On the basis of examination of books of accounts and other records of the Company, we have not come across any fraud on or by the Company, noticed or reported during the year, nor have we been informed of such case by the Management.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 28, 2008

Auditors' Report to the Board of Directors of Reliance Natural Resources Limited on the Abridged Consolidated Financial Statements of Reliance Natural Resorces Limited

To the Board of Directors of Reliance Natural Resources Limited on the abridged consolidated financial statement

We have examined the attached abridged Consolidated Balance Sheet of Reliance Natural Resources Limited ('the Company') and its subsidiary (together referred to as the Group) as at March 31, 2008 and the related abridged consolidated Profit and Loss Account for the year ended on that date annexed thereto and the abridged Consolidated Cash Flow Statement for the year ended on that date, together with the notes thereon. These abridged consolidated financial statements have been prepared by the Company, to the extent possible pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956.

These abridged consolidated financial statements are based on the consolidated financial statements of the Group for the year ended March 31, 2008, prepared on the basis of separate financial statements of the Company and its subsidiary and associate, in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India and is covered by our report of even date to the Board of Directors of the Company which report is attached herewith.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 28, 2008

Auditors' Report to the Board of Directors of Reliance Natural Resources Limited on the Consolidated Financial Statements of Reliance Natural Resources Limited

To the Board of Directors of Reliance Natural Resources Limited

1. We have audited the attached consolidated Balance Sheet of Reliance Natural Resources Limited ("the Company") and its subsidiary (together referred to as "the Group") as at March 31, 2008, the related consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date annexed thereto, which we have signed under reference to this report (together referred to as the "consolidated financial statements"). These consolidated financial statements are the responsibility of Company's Management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of an associate Reliance Patalganga Power Limited whose financial statements reflect the Group's share of net losses more than the investment of Rs.2.45 lac, made by the Company, upto the year ended March 31, 2008. These financial statements and other information of the associate have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the Group share of net losses in respect of this associate is based solely on the reports of other auditors.

4. We report that the consolidated financial statements have been prepared by the Company's Management in accordance with the requirements of Accounting Standard 21- Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements issued by the Institute of Chartered Accountants of India and on the basis of separate audited financial statements of the Company and its subsidiary, associate included in the consolidated financial statements.

5. Based on our audit and on consideration of the reports of other auditors on separate financial statements and on other financial information of the components, in our opinion and to the best of our information and according to the explanation given to us, the attached consolidated financial statements give, a true and fair view in conformity with the accounting principles generally accepted in India:

   a) in case of the consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2008;

   b) in case of the consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

   c) in case of the consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. 113904

Place: Mumbai
Date: April 28, 2008

Abridged Balance Sheet as at March 31, 2008

[Statement containing salient features of Balance Sheet as per section 219(1)(b)(iv) of the Companies Act, 1956]

	As at March 31, 2008		As at March 31, 2007	
	Rs. Lakhs	Rs. Lakhs	Rs. Lakhs	Rs. Lakhs
I. Sources of Funds				
(1) Shareholders' Funds				
(a) Share Capital				
(i) Equity	81,656.52		73,656.52	
(ii) Equity warrants	-		4,112.00	
(b) Reserves and Surplus				
(i) Capital Reserve	5.00		5.00	
(ii) Profit and Loss Account	9,554.27		2,694.40	
(iii) Securities Premium Account	81,814.64		48,766.72	
		173,030.43		129,234.64
(2) Loan Funds				
Unsecured Loans		120,360.00		130,410.00
		293,390.43		259,644.64
II. Application of Funds				
(1) Fixed Assets				
Net Block (Original cost less depreciation)		37,507.67		38,304.96
(2) Investments				
- In Subsidiary Company (Unquoted)	100.00		-	
- In Others (other than Government securities)				
Quoted [Market Value Rs.176,687.17 Lakhs (P.Y. Rs. 33,564.89)]	172,782.48		33,564.03	
Unquoted	8,024.19	180,906.67	8,697.12	42,261.15
(3) Deferred Tax Asset		131.73		142.50
(4) (i) Current Assets, Loans and Advances				
(a) Sundry Debtors	917.51		2,626.06	
(b) Cash and Bank Balances	4,671.40		143,305.78	
(c) Other Current Assets	-		646.57	
(d) Loans and Advances to Others (other than subsidiaries)	73,928.60		38,383.67	
	79,517.51		184,962.08	
(ii) Less: Current Liabilities and Provisions				
(a) Current Liabilities	4,667.36		6,021.04	
(b) Provisions	5.79		5.01	
	4,673.15		6,026.05	
Net Current Assets		74,844.36		178,936.03
		293,390.43		259,644.64

Refer Notes forming part of the Abridged Financial Statements

Compiled from the Audited Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date	For and on behalf of the Board	
For Pathak H D & Associates	Anil D Ambani	Chairman
Chartered Accountants		
	S L Rao	Director
Parag D Mehta	J L Bajaj	Director
Partner	Bakul Dholakia	Director
Membership No. :113904	Ashish S Karyekar	Dy Company Secretary
Place: Mumbai	Place: Mumbai	
Date: April 28, 2008	Date: April 28, 2008	

Abridged Profit and Loss Account for the year ended March 31, 2008

[Statement containing salient features of Profit and Loss Account as per section 219(1)(b)(iv) of the Companies Act, 1956]

		For the year ended 31-03-2008 Rs. Lakhs	For the Fifteen months ended 31-03-2007 Rs. Lakhs
I Income			
Sales		15,843.91	10,722.76
Income from Fuel Handling and Service Charges		4,434.66	4,345.37
Dividend		6,941.74	49.83
Interest		6,018.51	7,546.98
Other income		3,491.83	2,350.95
		36,730.65	25,015.89
II Expenditure			
Cost of goods sold:			
(i) Opening Stock	-		-
(ii) Purchases	14,857.04		10,075.64
Less: Closing Stock	-	14,857.04	-
Cost of Fuel Handling and Other Services		3,141.52	2,884.69
Salaries, Wages and Other Employees Benefits		242.47	148.73
Managerial Remuneration		9.60	12.40
Interest and Finance Charges		7,815.49	3,316.92
Depreciation		694.64	1,136.01
Auditor's Remuneration		6.74	11.43
Other Expenses		1,388.35	2,875.08
		28,155.85	20,460.90
Profit before Taxation (I - II)		8,574.80	4,554.99
Provision for Taxation:			
Current Tax		1,677.30	1527.22
Wealth Tax		15.26	10.52
Deferred Tax Liability		10.77	5.16
Fringe Benefit Tax		11.60	26.31
Profit after Tax		6,859.87	2,985.78
Balance of Profit / (Loss) brought over from previous year		2,694.40	(291.38)
Balance carried to Balance Sheet		9,554.27	2,694.40
		Rupees	Rupees
Earnings per Equity Share (Face Value of Rs. 5 per share)			
Basic		0.44	0.23
Diluted		0.44	0.22

Refer Notes forming part of the Abridged Financial Statements

Compiled from the Audited Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date
For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
M.No. :113904
Place: Mumbai
Date: April 28, 2008

For and on behalf of the Board

Anil D Ambani	Chairman
S L Rao	Director
J L Bajaj	Director
Bakul Dholakia	Director
Ashish S Karyekar	Dy Company Secretary

Place: Mumbai
Date: April 28, 2008

Notes to Abridged Financial Statements for the year ended March 31, 2008

	Enterprise over which key management personnel have control		Subsidiary		Key Management Personnel	
Nature of Transaction	For the year ended 31-03-2008	For the fifteen months ended 31-03-2007	For the year ended 31-03-2008	For the fifteen months ended 31-03-2007	For the year ended 31-03-2008	For the fifteen months ended 31-03-2007
Transactions during the year:						
a) Expenses incurred by related parties on our behalf	17.36	-	-	-	-	-
b) Expenses incurred for related parties	-	1,495.49	-	-	-	-
c) Sitting Fees - Chairman	-	-	-	-	2.40	2.60
d) Staff Cost - Manger	-	-	-	-	10.14	7.53
e) Purchase of Investments	-	-	95.00	-	-	-

5. **Deferred Tax Asset/ (Liability) :**
(Note No. 8 of Schedule 14 of Financial Statements)

	As at 31-03-2008 Rs. Lakhs	As at 31-03-2007 Rs. Lakhs
Deferred Tax Asset on account of:		
Depreciation Difference and Disallowances	131.73	142.50
Net Deferred Tax Asset	131.73	142.50

6. (Note No. 9 of Schedule 14 of Financial Statements)
The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Company.

7. (Note No. 10 of Schedule 14 of Financial Statements)
There are no Micro and Small Scale Business Enterprises, to whom the company owes dues, which are outstanding for more than 45 days as at March 31, 2008. This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identifies on the basis of information available with the company.

8. **Particulars of Shares / warrants allotted during the period:**
(Note No. 11 of Schedule 14 of Financial Statements)

(a) 16,00,00,000 (face value Rs.8,000 Lakhs) Equity Shares on conversion of Warrants issued during the year. Accordingly, the paid-up Equity share Capital of the Company stands increased from Rs. 73,656.52 Lakhs to Rs. 81,656.52 Lakhs and the Share Premium account from Rs. 51,625 Lakhs to Rs. 84,665 Lakhs.

(b) The proceeds of the preferential issue referred to in above have been used for general corporate purposes

9. **Disclosure of Loans and Advances to Associates & others (Pursuant to Clause 32 of Listing Agreement):**
(Note No. 12 of Schedule 14 of Financial Statements)

Loans and Advances to associate in the nature of loan

Name	Amount Outstanding As at		Maximum amount Outstanding during the year / period ended	
	31-03-2008 Rs. Lakhs	31-03-2007 Rs. Lakhs	31-03-2008 Rs. Lakhs	31-03-2007 Rs. Lakhs
Reliance Patalganga Power Ltd.	-	-	-	1,784.67

As at the year-end, the Company-

(a) has no loans and advances in the nature of loans, wherein there is no repayment schedule or repayment is beyond seven years and

(b) has no loans and advances in the nature of loans to firms/companies in which directors are interested.

10. **Retirement Benefits:**
(Note No. 15 of Schedule 14 of Financial Statements)

The Company has during the year adopted Accounting Standard 15(revised 2005) "Employee Benefits". The Company has classified various employee benefits as under:

Notes to Abridged Financial Statements for the year ended March 31, 2008

(A) Defined contribution plans

(a) Provident fund
(b) Superannuation fund
(c) State defined contribution plans
- Employers' Contribution to Employees' State Insurance
- Employers' Contribution to Employees' Pension Scheme 1995

The provident fund and the state defined contribution plan are operated by the Regional Provident Fund Commissioner and the superannuation fund is administered by the Trustees of the Life Insurance Corporation of India. Under the schemes, the Company is required to contribute a specified percentage of payroll cost to the retirement benefit schemes to fund the benefits. These funds are recognized by the Income tax authorities.

The Company has recognised the following amounts in the Profit and Loss Account for the year:

		Year ended March 31, 2008 (Rs. Lakhs)
(i)	Contribution to Provident Fund	7.38
(ii)	Contribution to Employee's Superannuation Fund	3.88
(iii)	Contribution to Employee's Pension Scheme 1995	0.91
(B)	**Defined Benefit Plans**	
(a)	Gratuity	3.19
(b)	Leave Encashment	0.78

Leave encashment is payable to eligible employees who have earned leaves, during the employment and/or on separation as per the company's policy.

Valuations in respect of Gratuity and Leave Encashment have been carried out by independent actuary, as at the Balance Sheet date, based on the following assumptions:

(i) Discount Rate (Per annum)	8 %
(ii) Rate of increase in Compensation levels	6 %
(iii) Rate of Return on Plan Assets	8 %
(iv) Expected Avg. remaining working lives of employees in no. of Years	16 years

		Year ended March 31, 2008	
		Gratuity Rs. Lakhs	Leave Encashment Rs. Lakhs
(i)	Changes in present Value of Obligation:		
	(a) Present value of Obligation as at 1st April 2007	0.61	5.01
	(b) Interest Cost	0.05	0.38
	(c) Current service cost	3.78	1.48
	(d) Actuarial (Gains)/Loss	(0.59)	(1.08)
	(e) Present value of Obligation as at 31st March, 2008	3.85	5.79
(ii)	Changes in Fair Value of Plan Assets:		
	(a) Present value of Plan assets as at 1st April 2007	0.61	-
	(b) Expected Return on Plan Assets	0.05	-
	(c) Employer's Contribution	3.85	-
	(d) Actuarial (Gains)/Loss	(0.59)	(1.08)
	(e) Fair Value of Assets as at 31st March,2008	4.52	-
(iii)	Percentage of each category of Plan Assets to total Fair Value of Plan Assets as at March 31, 2008:		
	(a) Administered by Life Insurance Corporation of India	100%	-
(iv)	Reconciliation of Present Value of Defined Present Obligations and Fair Value of Assets:		
	(a) Present value of Funded Obligation as at March 31, 2008	3.85	-
	(b) Fair Value of Plan Assets as at March 31, 2008	4.52	-
	(c) Funded (Asset) / Liability recognized in Balance Sheet	(0.67)	-
(v)	Amounts recognised in the Balance Sheet:		
	(a) Present Value of Obligation as at 31st March 2008	3.85	5.79
	(b) Fair value of Plan Assets as at 31st March 2008	4.52	-
	(c) (Asset)/ Liability recognised in the Balance Sheet	(0.67)	5.79

(vi) Expenses recognised in the Profit and Loss Account:		
(a) Current Service Cost	3.78	1.48
(b) Interest Cost	0.05	0.38
(c) Expected Return on Plan Assets	(0.05)	-
(d) Net Actuarial (Gain)/Loss	(0.59)	(1.08)
(e) Total Expenses recognised in the Profit and Loss Account	3.19	0.78
(vii) Experience adjustments	(0.59)	(1.08)
Adjustments due to change in Assumptions	-	-
(viii) Expected Employer contributing for the next year	4.24	-

11. **Managerial Remuneration (excluding contribution to gratuity Fund and provision for leave encashment on retirement) paid/payable to directors:**
(Note No. 16 of Schedule 14 of Financial Statements)

	For the year ended 31-03-2008 Rs. Lakhs	For the fifteen months ended 31-03-2007 Rs. Lakhs
Directors other than Managing/Whole time Directors		
Sitting Fees	9.60	12.40

12. **Interest in Joint Venture Operations:**
(Note No. 17 of Schedule 14 of Financial Statements)

The Company along with M/s. Geopetrol International Inc. and Reliance Energy limited (the consortium) has been allotted 4 Coal bed Methane (CBM) blocks from Ministry of Petroleum & Natural Gas (MoP&NG) covering an acreage of 3251 Sq. kms. in the States of Madhya Pradesh, Andhra Pradesh and Rajasthan. The consortium has entered into a contract with Government of India for conducting exploration and production activities in above mentioned CBM blocks. The Company is a non-operator and has 45% share in each of the four blocks.

Also the Company along with M/s. Geopetrol International Inc, Naftogaz India Private Limited and Reliance Energy limited (the consortium) has been allotted oil and gas block from Ministry of Petroleum and Natural Gas (MoP&NG) in the State of Mizoram under the New Exploration Licensing Policy (NELP - VI) round, covering an acreage of 3619 Sq. kms. and the consortium has signed Production Sharing Contract with the Government of India for conducting exploration and production activity at the above mentioned block. The Company is non-operator and has 10% share in the block.

Disclosure of the Company's share in Joint Venture operations:

Name of the Field in the Joint Venture	Location	Participating Interest (%) As at 31-03-2008
SP-(North) - CBM - 2005 / III	Sohagpur, Madhya Pradesh	45 %
KG(E) - CBM - 2005 / III	Kothagudem, Andhra Pradesh	45 %
BS(4) - CBM - 2005 / III	Barmer, Rajasthan	45 %
BS(5) - CBM - 2005 / III	Barmer, Rajasthan	45%
MZ-ONN-2004 / 2	Mizoram	10 %

The above joint ventures are unincorporated joint ventures carrying out jointly controlled operations. Based on the audited statement of accounts of the consortium, the company accounts for its share of the assets, liabilities, income and expenditure of Joint Venture operations in which it holds a participating interest

13. (Note No. 18 of Schedule 14 of Financial Statements)
The Company was formed pursuant to the demerger of Coal- based / Gas-based Energy undertaking of Reliance Industries Ltd (RIL). All the properties, investments, assets and liabilities relatable to Gas based energy undertaking of RIL were transferred and vested into the company on a going concern basis. In consideration of the demerger, the company allotted 122,31,30,422 shares of Rs. 5/- amounting to share capital of Rs. 611,56,52,110 as share capital. The deficit of net assets over the amount of share capital issued has been treated as Goodwill. The Company 's primary business following the demerger, was to source natural gas from RIL and supply such gas to the gas-based power generation and other projects of the affiliated companies of the Reliance ADA Group and in particular the power plants of Reliance Energy Limited. The Company has entered into Gas supply Master Agreement dated 12th January, 2006 with Reliance Industries Limited. Based on the terms of this agreement, the carrying amount of Goodwill has been tested for impairment as at the balance sheet date, which does not warrant any provision for impairment loss.

Notes to Abridged Financial Statements for the year ended March 31, 2008

14. Earnings per Equity Share:
(Schedule 13 of Financial Statements)

	For the year ended 31-03-2008 Rs. Lakhs	For the fifteen months ended 31-03-2007 Rs. Lakhs
I Profit for Basic and Diluted Earning per Share		
Net Profit after tax (for Basic and Diluted) (a)	6,859.87	2,985.78
II Weighted average number of Equity Shares		
For Basic Earnings per share (b)	1,543,950,094	1,313,130,422
Add: Adjustment for Conversion / Issue of Shares / Warrants	8,918,033	21,457,143
Add: Adjustment for conversion of FCCB	- *	- *
For Diluted Earnings per share (c)	1,552,868,127	1,334,587,565
III Earnings per share (Weighted Average)	Rs.	Rs.
Basic (a/b)	0.44	0.23
Diluted (a/c)	0.44	0.22

* Since the potential shares on conversion of FCCB's are anti-dilutive, the effect there of, has been ignored in calculating diluted earning per share.

15. Key Financial Ratios:

		For the year ended 31-03-2008	For the fifteen months ended 31-03-2007
a)	Total Income/ Total Assets	0.12	0.09
b)	Net Profit before interest and tax / Capital Employed %	5.59	3.03
c)	Return on Net worth %	3.96	2.39
d)	Net Profit/Total Income %	18.68	11.94

16. (Note 19 of Schedule 14 of Financial Statements)
The Company operates in only one segment, namely, Fuel Handling and related services hence there are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

17. (Note 20 of Schedule 14 of Financial Statements)
Figures for the current period are for a period of twelve months and for the previous period are for fifteen months, hence the same are not strictly comparable with each other. Figures for the previous period have been regrouped/reclassified/rearranged wherever necessary.

Compiled from the Audited Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date	For and on behalf of the Board	
For Pathak H D & Associates	**Anil D Ambani**	Chairman
Chartered Accountants		
	S L Rao	Director
Parag D Mehta	**J L Bajaj**	Director
Partner	**Bakul Dholakia**	Director
Membership No. :113904	**Ashish S Karyekar**	Dy Company Secretary
Place: Mumbai	Place: Mumbai	
Date: April 28, 2008	Date: April 28, 2008	

Notes to Abridged Consolidated Financial Statements for the year ended March 31, 2008

(v)	Amounts recognised in the Balance Sheet:		
	(a) Present Value of Obligation as at 31st March 2008	3.85	5.79
	(b) Fair value of Plan Assets as at 31st March 2008	4.52	-
	(c) (Asset)/ Liability recognised in the Balance Sheet	(0.67)	5.79
(vi)	Expenses recognised in the Profit and Loss Account:		
	(a) Current Service Cost	3.78	1.48
	(b) Interest Cost	0.05	0.38
	(c) Epected Return on Plan Assets	(0.05)	-
	(d) Net Actuarial (Gain)/Loss	(0.59)	(1.08)
	(e) Total Expenses recognised in the Profit and Loss Account	3.19	0.78
(vii)	Experience adjustments	(0.59)	(1.08)
	Adjustments due to change in Assumptions	-	-
(viii)	Expected Employer contributing for the next year	4.24	-

9. **Managerial Remuneration (excluding contribution to Gratuity Fund and Provision for Leave Encashment on retirement) paid/payable to directors:**

	For the year ended 31-03-2008 Rs. Lakhs
Directors other than Managing/Whole time Directors	
Sitting Fees	9.60

10. **Interest in Joint Venture Operations:**

The Parent Company along with M/s. Geopetrol International Inc. and Reliance Energy limited (the consortium) has been allotted 4 Coal bed Methane (CBM) blocks from Ministry of Petroleum & Natural Gas (MoP&NG) covering an acreage of 3251 Sq. kms. in the States of Madhya Pradesh, Andhra Pradesh and Rajasthan. The consortium has entered into a contract with Government of India for conducting exploration and production activities in above mentioned CBM blocks. The Company is a non-operator and has 45% share in each of the four blocks.

Also the Parent Company along with M/s. Geopetrol International Inc. Naftogaz India Private Limited and Reliance Energy limited (the consortium) has been allotted oil and gas block from Ministry of Petroleum and Natural Gas (Mo PNG) in the State of Mizoram under the New Exploration Licensing Policy (NELP - VI) round, covering an acreage of 3619 Sq. kms. and the consortium has signed Production Sharing Contract with the Government of India for conducting exploration and production activities at the above mentioned block. The Parent Company is non-operator and has 10% share in the block.

Disclosure of the Parent Company's share in Joint Venture operations:

Name of the Field in the Joint Venture	Location	Participating Interest (%) As at 31-03-2008
SP-(North) - CBM - 2005 / III	Sohagpur, Madhya Pradesh	45 %
KG(E) - CBM - 2005 / III	Kothagudem, Andhra Pradesh	45 %
BS(4) - CBM - 2005 / III	Barmer, Rajasthan	45 %
BS(5) - CBM - 2005 / III	Barmer, Rajasthan	45%
MZ-ONN-2004 / 2	Mizoram	10 %

The above joint ventures are unincorporated joint ventures carrying out jointly controlled operations. Based on the audited statement of accounts of the consortium, the parent company accounts for its share of the assets, liabilities, income and expenditure of Joint Venture operations in which it holds a participating interest

11. The Parent Company was formed pursuant to the demerger of Coal- based / Gas-based Energy undertaking of Reliance Industries Ltd (RIL). All the properties, investments, assets and liabilities relatable to Gas based energy undertaking of RIL were transferred and vested into the Parent company on a going concern basis. In consideration of the demerger, the Parent company allotted 122,31,30,422 shares of Rs. 5/- amounting to share capital of Rs. 611,56,52,110 as share capital. The deficit of net assets over the amount of share capital issued has been treated as Goodwill. The Parent company 's primary business following the demerger, was to source natural gas from RIL and supply such gas to the gas-based power generation and other projects of the affiliated companies of the Reliance ADA Group and in particular the power plants of Reliance Energy Limited. The Parent company has entered into Gas supply Master Agreement dated 12th January, 2006 with Reliance Industries Limited. Based on the terms of this agreement, the carrying amount of Goodwill has been tested for impairment as at the balance sheet date, which does not warrant any provision for impairment loss.

Notes to Abridged Financial Statements for the year ended March 31, 2008

14. Earnings per Equity Share:
(Schedule 13 of Financial Statements)

	For the year ended 31-03-2008 Rs. Lakhs	For the fifteen months ended 31-03-2007 Rs. Lakhs
I Profit for Basic and Diluted Earning per Share		
Net Profit after tax (for Basic and Diluted) (a)	6,859.87	2,985.78
II Weighted average number of Equity Shares		
For Basic Earnings per share (b)	1,543,950,094	1,313,130,422
Add: Adjustment for Conversion / Issue of Shares / Warrants	8,918,033	21,457,143
Add: Adjustment for conversion of FCCB	- *	- *
For Diluted Earnings per share (c)	1,552,868,127	1,334,587,565
III Earnings per share (Weighted Average)	Rs.	Rs.
Basic (a/b)	0.44	0.23
Diluted (a/c)	0.44	0.22

* Since the potential shares on conversion of FCCB's are anti-dilutive, the effect there of, has been ignored in calculating diluted earning per share.

15. Key Financial Ratios:

	For the year ended 31-03-2008	For the fifteen months ended 31-03-2007
a) Total Income/ Total Assets	0.12	0.09
b) Net Profit before interest and tax / Capital Employed %	5.59	3.03
c) Return on Net worth %	3.96	2.39
d) Net Profit/Total Income %	18.68	11.94

16. (Note 19 of Schedule 14 of Financial Statements)
The Company operates in only one segment, namely, Fuel Handling and related services hence there are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

17. (Note 20 of Schedule 14 of Financial Statements)
Figures for the current period are for a period of twelve months and for the previous period are for fifteen months, hence the same are not strictly comparable with each other. Figures for the previous period have been regrouped/reclassified/rearranged wherever necessary.

Compiled from the Audited Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date
For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. :113904
Place: Mumbai
Date: April 28, 2008

For and on behalf of the Board

Anil D Ambani Chairman

S L Rao Director
J L Bajaj Director
Bakul Dholakia Director
Ashish S Karyekar Dy Company Secretary
Place: Mumbai
Date: April 28, 2008

Abridged Cash Flow Statement for the year ended March 31, 2008

		For the year ended 31-03-2008 Rs. Lakhs		For the fifteen months ended 31-03-2007 Rs. Lakhs	
A	**Cash Flow from Operating Activities**				
	Profit before Taxation		8,574.80		4,554.99
	Adjustments for:				
	Depreciation	797.77		1,373.63	
	Interest and finance charges	7,815.49		3,316.92	
	Provision for diminution in value of investments	2.45		-	
	Provision for leave encashment	0.78		5.01	
	Investment income	(12,960.25)		(7,596.81)	
	Exchange fluctuation on financing and investing activities (net)	(2,279.62)		30.02	
	Profit on derivative transaction	-		(1,819.95)	
	Profit on redemption of mututal funds	(1,173.97)		(414.16)	
			(7,797.35)		(5,105.34)
	Operating Profit/(Loss) before Working Capital Changes		**777.45**		(550.35)
	Adjustments for:				
	Trade payables	(1,400.55)		1,978.78	
	Trade and other receivables	3,234.10	1,833.55	16,691.95	18,670.73
			2,611.00		18,120.38
	Income Tax paid including fringe benefit tax		(1,774.63)		(2,350.40)
	Net Cash from Operating Activities		**836.37**		15,769.98
B	**Cash Flow from Investing Activities**				
	Sale of fixed assets	5.28		-	
	Purchase of fixed assets	(5.76)		-	
	Purchase of investments	(439,167.91)		(145,714.00)	
	Sale / redemption of investments	301,023.91		103,872.68	
	Exchange fluctuation (net)	(7,100.40)		-	
	Loans & advances (net)	(37,000.00)		(35,717.90)	
	Investment income received	13,606.81		6,950.25	
	Net Cash used in Investing Activities		**(168,638.07)**		**(70,608.97)**
C	**Cash Flow from Financing Activities**				
	Proceeds form Share Capital including securities premium	36,935.92		68,237.00	
	Proceeds form borrowings (unsecured)	-		130,379.94	
	FCCB issue expenses	-		(2,295.92)	
	Interest and Finance charges	(7,768.60)		-	
	Profit on Derivative transaction	-		1,819.95	
	Net Cash generated from Financing Activities		**29,167.32**		**198,140.97**
	Net Increase/(Decrease) in Cash and Cash Equivalents (A+B+C)		**(138,634.38)**		**143,301.98**
	Opening Balance of Cash and Cash Equivalents		143,305.78		3.80
	Closing Balance of Cash and Cash Equivalents		4,671.40		143,305.78
	Net Increase/(Decrease) in Cash and Cash Equivalents		**(138,634.38)**		**143,301.98**

Compiled from the Audited Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date
For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
M.No. :113904
Place: Mumbai
Date: April 28, 2008

For and on behalf of the Board

Anil D Ambani Chairman

S L Rao Director
J L Bajaj Director
Bakul Dholakia Director
Ashish S Karyekar Dy Company Secretary
Place: Mumbai
Date: April 28, 2008

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.	125260	State	011
Balance Sheet Date	31032008		

II. Capital raised during the year (Amount in Rs. Thousand)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	NIL
Prefential Allotment	800000		

III. Position of Mobilisation and Deployment of Funds (Amounts in Rs. Thousand)

Total Liabilities	2939043	Total Assets	2939043
Sources of Funds		**Application of Funds**	
Paid-up Capital	816562	Net Fixed Assets	3750767
Equity Warrants	NIL	Investments	18090667
Reserves & Surplus	913791	Net Current Assets	7484436
Secured Loans	NIL	Deferred Tax Asset	13173
Unsecured Loans	12036000	Miscellaneous Expenditure	NIL

IV. Performance of Company (Amount in Rs. Thousand)

Turnover	3673065	Total Expenditure	2815585
Profit Before Tax	857480	Profit After Tax	685987
Earnings Per Share in Rs.	0.44	Dividend Rate %	NIL

V. Generic Names of Three Principal Products / Services of Company (As per monetary terms)

Item Code No.	N.A.
Product Description	FUEL HANDLING AND ALLIED SERVICES

For and on behalf of the Board

Anil D Ambani	Chairman
S L Rao	Director
J L Bajaj	Director
Bakul Dholakia	Director
Ashish S Karyekar	Dy Company Secretary

Place: Mumbai
Date: April 28, 2008

Abridged Consolidated Balance Sheet as at March 31, 2008

[Statement containing salient features of Consolidated Balance Sheet as per section 219(1)(b)(iv) of the Companies Act, 1956]

	As at March 31, 2008	
	Rs. Lakhs	Rs. Lakhs
I. Sources of Funds		
(1) Shareholders' Funds		
(a) Share Capital		
Equity	81,656.52	
(b) Reserves and Surplus		
(i) Capital Reserve	5.00	
(ii) Profit and Loss Account	9,552.55	
(iii) Securities Premium Account	81,814.64	
		173,028.71
(2) Loan Funds		
Unsecured Loans		120,360.00
		293,388.71
II. Application of Funds		
(1) Fixed Assets		
Net Block (Original cost less depreciation)		37,508.13
(2) Investments		
In Others (other than Government securities)		
Quoted (Market Value Rs.176,784.17 Lakhs)	172,877.48	
Unquoted	8,024.19	180,901.67
(3) Deferred Tax Asset		131.73
(4) (i) Current Assets, Loans and Advances		
(a) Sundry Debtors	917.51	
(b) Cash and Bank Balances	4,674.44	
(c) Loans and Advances to Others	73,928.60	
	79,520.55	
(ii) Less: Current Liabilities and Provisions		
(a) Current Liabilities	4,667.58	
(b) Provisions	5.79	
	4,673.37	
Net Current Assets		74,847.18
		293,388.71

Refer Notes forming part of the Abridged Consolidated Financial Statements

Compiled from the Audited Consolidated Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date
For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. :113904
Place: Mumbai
Date: April 28, 2008

For and on behalf of the Board

Anil D Ambani	Chairman
S L Rao	Director
J L Bajaj	Director
Bakul Dholakia	Director
Ashish S Karyekar	Dy Company Secretary

Place: Mumbai
Date: April 28, 2008

Abridged Consolidated Profit and Loss Account for the year ended March 31, 2008

[Statement containing salient features of Consolidated Profit and Loss Account as per section 219(1)(b)(iv) of the Companies Act,1956]

			For the year ended 31-03-2008
		Rs. Lakhs	Rs. Lakhs
I	**Income**		
	Sales		15,843.91
	Income from Fuel Handling and Service Charges		4,434.66
	Dividend		6,941.74
	Interest		6,018.51
	Other income		3,491.83
			36,730.65
II	**Expenditure**		
	Cost of Goods Sold:		
	(i) Opening Stock	-	
	(ii) Purchases	14,857.04	
	Less: Closing Stock	-	14,857.04
	Cost of Fuel Handling and Other Services		3,141.52
	Salaries, Wages and Other Employees Benefits		242.47
	Managerial Remuneration		9.60
	Interest and Finance Charges		7,815.49
	Depreciation		694.64
	Auditor's Remuneration		6.74
	Other Expenses		1,390.07
			28,157.57
	Profit before Taxation and before share in associate		8,573.08
	Provision for Taxation:		
	Current Tax		1,677.30
	Wealth Tax		15.26
	Deferred Tax Liability		10.77
	Fringe Benefit Tax		11.60
	Profit after Tax before share in Associate		6,858.15
	Share of Profit / (Loss) in Associate [Refer Note (1)(b)(III)]		-
	Profit after Tax after share in Associate		6,858.15
	Balance of Profit brought over from previous year		2,694.40
	Balance carried to Balance Sheet		9,552.55
			Rupees
	Earnings per Equity Share (Face Value of Rs. 5 per share)		
	Basic		0.44
	Diluted		0.44

Refer Notes forming part of the Abridged Consolidated Financial Statements

Compiled from the Audited Consolidated Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date
For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. :113904
Place: Mumbai
Date: April 28, 2008

For and on behalf of the Board

Anil D Ambani Chairman

S L Rao Director
J L Bajaj Director
Bakul Dholakia Director
Ashish S Karyekar Dy Company Secretary

Place: Mumbai
Date: April 28, 2008

Notes to Abridged Consolidated Financial Statements for the year ended March 31, 2008

1. **Significant Accounting Policies:**

   (a) *Basis of preparation of financial statements:*

   The financial statements are prepared on accrual basis of accounting, and in accordance with the provisions of Companies Act, 1956 and comply in all material aspects with the Accounting Standards issued by the Institute of Chartered Accountants of India notified under section 211(3C) of the Companies Act, 1956.

   (b) *Basis of Consolidation:*

   The consolidated financial statements relate to Reliance Natural Resources Limited (the Parent Company), its subsidiary company and an associate.

   (I) Principles of Consolidation:
   The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements" and Accounting Standard 23 (AS-23) "Accounting for Investments in Associates in Consolidated Financial Statements" issued by the Institute of Chartered Accountants of India. The consolidated financial statements have been prepared on the following basis:

   i. The financial statements of the Parent and its subsidiary company (together "the Group") have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and unrealised profits or losses on intra-group transactions.

   ii. The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented, to the extent possible, in the same manner as the Parent Company's separate financial statements.

   iii. Investment in Associate has been accounted for under Accounting Standard - 23 'Investments in Associates' using equity method whereby the investment is initially recorded at cost and adjusted thereafter for post acquisition change in the Group's share of net assets.

   iv. The excess of cost to the Parent Company of its investment in the subsidiary over the Parent Company's portion of equity of the subsidiary is recognised in the financial statements as Goodwill. This Goodwill is tested for impairment at the end of the financial year. The excess of Parent Company's portion of equity over the cost of investment as at the date of its investment is treated as Capital Reserve.

   The financial statement of the subsidiary and associate used in the consolidation are drawn up to the same reporting date as that of the Parent Company i.e. year ended March 31, 2008.

   (II) The subsidiary and associate company considered in the consolidated financial statements are :

Name of the Company	Country of Incorporation	Proportion (%) of shareholding as at 31-03-2008
Subsidiary Company		
Reliance Fuel Resources Limited (w.e.f. November 23, 2007)	India	100%
Associate Company		
Reliance Patalganga Power Limited (Reliance PG Power Ltd.)	India	49%

   (III) The break-up of Investments in Associate is as under:

Sr. No.	Particulars	Reliance PG Power Ltd.
i)	Number of Equity Shares (Nos)	245,060
ii)	Country of Incorporation	India
iii)	Percentage of holding	49%
iv)	Cost of Investments (Equity Shares) (Rs. Lakhs)	2.45
v)	Share in accumulated profits /(losses) net of dividends received up to March 31, 2008 (Rs. Lakhs) (Restricted to the cost of Investment)	(2.45)
vi)	Share of profits / (losses) for the year	-*
vii)	Carrying cost	Nil**
*	Ignored in view of accumulated losses in excess of cost of investment	
**	The Investment in the associate has been reported at Nil value as the Parent Company's share of losses exceeds the carrying amount of Investments	

(c) *Revenue Recognition Policy :*

Sale of goods is recognized on transfer of property to the buyers for consideration. Income from fuel handling and service charges is recognized on the basis of services rendered as per the terms of contract

(d) *Foreign Currency Transactions:*

Foreign currency transactions are accounted at the exchange rates prevailing on the date of the transactions. Gains and losses, if any, at the year-end in respect of monetary assets and monetary liabilities not covered by the forward contracts are recognised in the Profit and Loss Account.

(e) *Fixed Assets:*

The gross block of Fixed Assets is stated at cost of acquisition or construction, including any cost attributable to bringing the assets to their working condition for their intended use.

(f) *Depreciation / Amortisation:*

Fixed assets have been depreciated under the 'Written Down Value Method' at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(g) *Investments:*

Long-term investments are stated at cost. In case of long term investments, provision/ write down is made for diminution in value. Current investments are valued at lower of cost or fair value.

(h) *Retirement Benefits:*

Contributions to defined contribution schemes such as Provident Fund Superannuation fund, etc. are charged to the Profit and Loss account as incurred. The Group also provides for retirement/post-retirement benefits in the form of gratuity and leave encashment. Such defined benefits are charged to the Profit and Loss account based on valuations, as at the balance sheet date, made by independent actuaries.

(i) *Accounting for Oil & Gas Activity:*

The Parent Company follows "Successful Efforts Method" for accounting of oil and gas exploration activities as set out by the Guidance Note issued by the Institute of Chartered Accountants of India on Oil and Natural Gas producing Activities. The cost of survey and prospecting activities conducted in search of oil & gas are expensed out in the year in which the same are incurred

(j) *Accounting for Taxes on Income:*

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realized in future. However, in respect of unabsorbed depreciation or carry forward loss, the deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the assets will be realized in future.

(k) *Provisions:*

Provisions are recognised when the Group has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

(l) *Impairment of Assets:*

If the carrying amount of fixed assets exceeds the recoverable amount on the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows.

2. (a) **Contingent Liabilities:**

Performance Guarantees issued by Banks in favour of other parties:

In Joint Ventures	Rs. 918 Lakhs
For others	Rs. Nil

(b) **Capital Commitments:**

Estimated amount of contracts remaining unexecuted on Capital Account and not provided for:

In Joint Ventures	Rs. Nil
For others	Rs. 3,600 Lakhs.

3. **Related Parties Disclosure:**

As per Accounting Standard-18 issued by the Institute of Chartered Accountants of India, the Group's related parties and transactions are disclosed below:

(a) Parties where control exists:

(i) Holding Company — AAA Power Systems (Global) Private Limited (w.e.f. October 22, 2007)

(b) Other related parties with whom transactions have taken place during the year :

(i) Enterprises over which key management personnel have control — Reliance Energy Limited

(ii) Key Management Personnel — (a) Shri Anil D Ambani - Chairman
(b) Shri Ashish Karyekar - Manager

(c) Details of transactions and closing balances during the year:

	Enterprise over which key management personnel have control	Key Management Personnel
Nature of Transaction	**For the year ended 31-03-2008**	**For the year ended 31-03-2008**
	Rs. Lakhs	**Rs. Lakhs**
Profit & Loss Account Heads:		
Incomes:		
(i) Sale of Trading Goods	15,571.70	---
(ii) Direct Income from Fuel Handling & service charges	4,435.05	---
Expenses:		
(i) Purchase of Scrap Coal	104.56	---
(ii) Other finance charges	90.46	---
Balance Sheet Heads:		
- Sundry Debtors / recoverable advances	961.14	---
Transactions during the year:		
a) Expenses incurred by related parties on our behalf	17.36	---
c) Sitting Fees - Chairman	—	2.40
d) Staff Cost - Manager	—	10.14

4. **Deferred Tax Asset/ (Liability) :**

	As at 31-03-2008 Rs. Lakhs
Deferred Tax Asset on account of:	
Depreciation Difference and Disallowances	131.73
Net Deferred Tax Asset	131.73

5. The Parent Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Parent Company.

6. There are no Micro and Small Scale Business Enterprises, to whom the company owes dues, which are outstanding for more than 45 days as at March 31, 2008. This information as required to be disclosed under the Micro, Small and Medium Enterprises Development Act, 2006 has been determined to the extent such parties have been identified on the basis of information available with the company.

7. **Particulars of Shares / warrants allotted during the period:**

(a) 16,00,00,000 (face value Rs.8,000 Lakhs) Equity Shares have been issued on conversion of Warrants during the year. Accordingly, the paid-up Equity share Capital of the Company stands increased from Rs. 736,56.52 Lakhs to Rs. 816,56.52 Lakhs and the Share Premium account from Rs. 51,625 Lakhs to Rs. 84,665 Lakhs .

(b) The proceeds of the preferential issue referred to in above have been used for general corporate purposes.

Notes to Abridged Consolidated Financial Statements for the year ended March 31, 2008

8. **Retirement Benefits:**

The Group has during the year adopted Accounting Standard 15(revised 2005) "Employee Benefits" various employee benefits have been classified as under:

(A) Defined contribution plans

(a) Provident fund
(b) Superannuation fund
(c) State defined contribution plans
- Employers' Contribution to Employees' State Insurance
- Employers' Contribution to Employees' Pension Scheme 1995

The provident fund and the state defined contribution plan are operated by the Regional Provident Fund Commissioner and the superannuation fund is administered by the Trustees of the Life Insurance Corporation of India. Under the schemes, the Company is required to contribute a specified percentage of payroll cost to the retirement benefit schemes to fund the benefits. These funds are recognized by the Income tax authorities.

The Group has recognised the following amounts in the Profit and Loss Account for the year:

		Year ended March 31, 2008 (Rs. Lakhs)
(i)	Contribution to Provident Fund	7.38
(ii)	Contribution to Employee's Superannuation Fund	3.88
(iii)	Contribution to Employee's Pension Scheme 1995	0.91
(B)	**Defined Benefit Plans**	
(a)	Gratuity	3.19
(b)	Leave Encashment	0.78

Leave encashment is payable to eligible employees who have earned leaves, during the employment and/or on separation as per the company's policy.

Valuations in respect of Gratuity and Leave Encashment have been carried out by independent actuary, as at the Balance Sheet date, based on the following assumptions:

(i) Discount Rate (Per annum)	8 %
(ii) Rate of increase in Compensation levels	6 %
(iii) Rate of Return on Plan Assets	8 %
(iv) Expected Avg. remaining working lives of employees in no. of Years	16 years

		Year ended March 31, 2008 Gratuity Rs. Lakhs	Leave Encashment Rs. Lakhs
(i)	Changes in present Value of Obligation:		
	(a) Present value of Obligation as at 1st April 2007	0.61	5.01
	(b) Interest Cost	0.05	0.38
	(c) Current service cost	3.78	1.48
	(d) Actuarial (Gains)/Loss	(0.59)	(1.08)
	(e) Present value of Obligation as at 31st March, 2008	3.85	5.79
(ii)	Changes in Fair Value of Plan Assets:		
	(a) Present value of Plan assets as at 1st April 2007	0.61	-
	(b) Expected Return on Plan Assets	0.05	-
	(c) Employer's Contribution	3.85	-
	(d) Actuarial (Gains)/Loss	(0.59)	(1.08)
	(e) Fair Value of Assets as at 31st March,2008	4.52	-
(iii)	Percentage of each category of Plan Assets to total Fair Value of Plan Assets as at March 31, 2008:		
	(a) Administered by Life Insurance Corporation of India	100%	-
(iv)	Reconciliation of Present Value of Defined Present Obligations and Fair Value of Assets:		
	(a) Present value of Funded Obligation as at March 31, 2008	3.85	-
	(b) Fair Value of Plan Assets as at March 31, 2008	4.52	-
	(c) Funded (Asset) / Liability recognized in Balance Sheet	(0.67)	-

(v) Amounts recognised in the Balance Sheet:		
(a) Present Value of Obligation as at 31st March 2008	3.85	5.79
(b) Fair value of Plan Assets as at 31st March 2008	4.52	-
(c) (Asset)/ Liability recognised in the Balance Sheet	(0.67)	5.79
(vi) Expenses recognised in the Profit and Loss Account:		
(a) Current Service Cost	3.78	1.48
(b) Interest Cost	0.05	0.38
(c) Epected Return on Plan Assets	(0.05)	-
(d) Net Actuarial (Gain)/Loss	(0.59)	(1.08)
(e) Total Expenses recognised in the Profit and Loss Account	3.19	0.78
(vii) Experience adjustments	(0.59)	(1.08)
Adjustments due to change in Assumptions	-	-
(viii) Expected Employer contributing for the next year	4.24	-

9. **Managerial Remuneration (excluding contribution to Gratuity Fund and Provision for Leave Encashment on retirement) paid/payable to directors:**

	For the year ended 31-03-2008 Rs. Lakhs
Directors other than Managing/Whole time Directors	
Sitting Fees	**9.60**

10. **Interest in Joint Venture Operations:**

The Parent Company along with M/s. Geopetrol International Inc. and Reliance Energy limited (the consortium) has been allotted 4 Coal bed Methane (CBM) blocks from Ministry of Petroleum & Natural Gas (MoP&NG) covering an acreage of 3251 Sq. kms. in the States of Madhya Pradesh, Andhra Pradesh and Rajasthan. The consortium has entered into a contract with Government of India for conducting exploration and production activities in above mentioned CBM blocks. The Company is a non-operator and has 45% share in each of the four blocks.

Also the Parent Company along with M/s. Geopetrol International Inc, Naftogaz India Private Limited and Reliance Energy limited (the consortium) has been allotted oil and gas block from Ministry of Petroleum and Natural Gas (Mo PNG) in the State of Mizoram under the New Exploration Licensing Policy (NELP - VI) round, covering an acreage of 3619 Sq. kms. and the consortium has signed Production Sharing Contract with the Government of India for conducting exploration and production activities at the above mentioned block. The Parent Company is non-operator and has 10% share in the block.

Disclosure of the Parent Company's share in Joint Venture operations:

Name of the Field in the Joint Venture	Location	Participating Interest (%) As at 31-03-2008
SP-(North) - CBM - 2005 / III	Sohagpur, Madhya Pradesh	45 %
KG(E) - CBM - 2005 / III	Kothagudem, Andhra Pradesh	45 %
BS(4) - CBM - 2005 / III	Barmer, Rajasthan	45 %
BS(5) - CBM - 2005 / III	Barmer, Rajasthan	45%
MZ-ONN-2004 / 2	Mizoram	10 %

The above joint ventures are unincorporated joint ventures carrying out jointly controlled operations. Based on the audited statement of accounts of the consortium, the parent company accounts for its share of the assets, liabilities, income and expenditure of Joint Venture operations in which it holds a participating interest

11. The Parent Company was formed pursuant to the demerger of Coal- based / Gas-based Energy undertaking of Reliance Industries Ltd (RIL). All the properties, investments, assets and liabilities relatable to Gas based energy undertaking of RIL were transferred and vested into the Parent company on a going concern basis. In consideration of the demerger, the Parent company allotted 122,31,30,422 shares of Rs. 5/- amounting to share capital of Rs. 611,56,52,110 as share capital. The deficit of net assets over the amount of share capital issued has been treated as Goodwill. The Parent company 's primary business following the demerger, was to source natural gas from RIL and supply such gas to the gas-based power generation and other projects of the affiliated companies of the Reliance ADA Group and in particular the power plants of Reliance Energy Limited. The Parent company has entered into Gas supply Master Agreement dated 12th January, 2006 with Reliance Industries Limited. Based on the terms of this agreement, the carrying amount of Goodwill has been tested for impairment as at the balance sheet date, which does not warrant any provision for impairment loss.

Notes to Abridged Consolidated Financial Statements for the year ended March 31, 2008

12. Pursuant to the exemption granted by the Department of Company affairs, Government of India, the Parent Company is publishing the consolidated and standalone financial statements of Reliance Natural Resources Limited and its subsidiary. The financial statements and auditors' report of the individual subsidiary is available for inspection by the shareholders at the registered office. However, the information in aggregate on capital, reserves, total assets, total liabilities, details of investments, turnover, profit before taxation, provision for taxation, profit after taxation, profit after taxation and proposed dividend for subsidiary follows:

Rs. Lakhs

Sr.No.	Name of Subsidiary	Reliance Fuel Resources Limited
1	Share Capital	100.00
2	Reserves and Surplus	(2.17)
3	Total Assets (Current Assets + Loans and Advances)	3.04
4	Current Liabilities	0.22
5	Investment	95.00
6	Turnover	-
7	Profit / (Loss) for the year before taxation	(1.75)
8	Provision for taxation	-
9	Profit / (Loss) for the year after taxation	(1.75)
10	Proposed dividend	-

13. **Earnings per Equity Share:**

		For the year ended 31-03-2008 Rs. Lakhs
I	Profit for Basic and Diluted Earning per Share	
	Net Profit after tax (for Basic and Diluted) (a)	6,858.15
II	Weighted average number of Equity Shares	
	For Basic Earnings per share (b)	1,543,950,094
	Add: Adjustment for Conversion / Issue of Shares / Warrants	8,918,033
	Add: Adjustment for conversion of FCCB	- *
	For Diluted Earnings per share (c)	1,552,868,127
III	Earnings per share (Weighted Average)	Rs.
	Basic (a/b)	0.44
	Diluted (a/c)	0.44

*Since the potential shares on conversion of FCCB's are anti-dilutive, the effect there of, has been ignored in calculating diluted earning per share.

14. **Key Financial Ratios:**

		For the year ended 31-03-2008
a)	Total Income/ Total Assets	0.12
b)	Net Profit before interest and tax / Capital Employed %	5.59
c)	Return on Net worth %	3.96
d)	Net Profit/Total Income %	18.68

15. At present, "the Group" operates in only one segment, namely, Fuel Handling and processing hence there are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

16. Comparative figures for the previous year have not been given, since there were no subsidiaries in the previous year and accordingly there were no consolidated accounts.

Compiled from the Audited Consolidated Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date
For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. :113904
Place: Mumbai
Date: April 28, 2008

For and on behalf of the Board

Anil D Ambani	Chairman
S L Rao	Director
J L Bajaj	Director
Bakul Dholakia	Director
Ashish S Karyekar	Dy Company Secretary

Place: Mumbai
Date: April 28, 2008

Abridged Consolidated Cash Flow Statement for the year ended March 31, 2008

			For the year ended 31-03-2008 Rs. Lakhs
A	**Cash Flow from Operating Activities**		
	Profit before taxation		8,573.08
	Adjustments for:		
	Depreciation	797.77	
	Interest and finance charges	7,815.49	
	Provision for diminution in value of investments	2.45	
	Provision for leave encashment	0.78	
	Investment income	(12,960.25)	
	Exchange fluctuation on financing and investing activities (net)	(2,279.62)	
	Profit on redemption of mutual funds	(1,173.97)	
			(7,797.35)
	Operating Profit / (Loss) before Working Capital Changes		**775.73**
	Adjustments for:		
	Trade payables	(1,400.44)	
	Trade and other receivables	3,234.10	1,833.66
			2,609.39
	Income Taxes paid including fringe benefit tax		(1,774.63)
	Net Cash from Operating Activities		**834.76**
B	**Cash flow from Investing Activities**		
	Sale of fixed assets	5.28	
	Purchase of fixed assets	(5.76)	
	Purchase of investments	(439,167.91)	
	Sale / redemption of investments	301,023.91	
	Exchange fluctuation (net)	(7,100.40)	
	Loans & advances (net)	(37,000.00)	
	Investment income received	13,606.81	
	Net Cash used in investing activities		**(168,638.07)**
C	**Cash Flow from Financing Activities**		
	Proceeds form Share Capital including securities premium	36,935.92	
	Interest and finance charges	(7,768.60)	
	Net Cash generated from financing activities		**29,167.32**
	Net Increase/(Decrease) in Cash and Cash equivalents (A+B+C)		**(138,635.99)**
	Opening Balance of Cash and Cash Equivalents	**143,305.78**	
	Add: Cash taken over from subsidiary	**4.65**	**143,310.43**
	Closing Balance of Cash and Cash Equivalents		**4,674.44**
	Net Increase/(Decrease) in Cash and Cash Equivalents		**(138,635.99)**

Compiled from the Audited Consolidated Financial Statements of the Company referred to in our Report dated April 28, 2008

As per our attached Report of even date
For Pathak H D & Associates
Chartered Accountants

Parag D Mehta
Partner
Membership No. :113904
Place: Mumbai
Date: April 28, 2008

For and on behalf of the Board

Anil D Ambani	Chairman
S L Rao	Director
J L Bajaj	Director
Bakul Dholakia	Director
Ashish S Karyekar	Dy Company Secretary

Place: Mumbai
Date: April 28, 2008

Reliance Natural Resources Limited

Shareholder Satisfaction Survey 2008

We have been constantly endeavouring to extend the best possible services to our shareowners and we seek your feedback on the same. Kindly, therefore, return this response form duly filled in to our R&T agents, Karvy Computershare Private Limited.

It is indeed our privilege to have you as our shareowner and to continue to receive your trust and confidence.

To,

Karvy Computershare Private Limited
Unit : Reliance Natural Resources Limited
Plot No.17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Reg: **Shareholder Satisfaction Survey – 2008 – Response Form**

Name of Sole/First holder : ____________________

Folio No. ☐☐☐☐☐☐ STD Code ☐☐☐☐☐☐

DP ID ☐☐☐☐☐☐☐☐ Telephone No. ☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ e-mail ____________________

Center fold Center fold

Kindly rate our services in following areas

		Excellent	Good	Needs Improvement
1.	Responses to queries/complaints	☐	☐	☐
2.	Your overall rating of our investor service	☐	☐	☐
3.	Presentation of information on Company's Website www.rnrl.in	☐	☐	☐
4.	Quality and contents of Annual Report 2007-08	☐	☐	☐

5. Do you have any grievance which has not been addressed so far: ☐ Yes ☐ No.
   If yes, please furnish details in breif

   ____

   ____

6. Your suggestions and comments for improvement in our services

   ____

   ____

Date

Signature of member

Cut here

Business Reply Inland Letter Card

Postage will be paid by the Addressee

BRP No.HDC/B-518
Cyberabad Post Office
Hyderabad 500 081


No postage stamp necessary if posted in India

To,

Karvy Computershare Private Limited
Unit: Reliance Natural Resources Limited
Plot No.17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Fold

ATTENDANCE SLIP

Reliance Natural Resources Limited

Registered Office : H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

PLEASE FILL THE ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE
Joint Shareholders may obtain additional Attendance Slip on request

DP Id *	
Client Id *	

Regd. Folio No.	

NAME AND ADDRESS OF SHAREHOLDER

NO. OF SHARE(S) HELD

I / We hereby record my / our presence at the **8th Annual General Meeting** of Reliance Natural Resources Limited held on Tuesday, September 23, 2008, at 2.00 p.m. or soon after the AGM of Reliance Power Limited convened for the same day shall be over at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

SIGNATURE OF THE SHAREHOLDER OR PROXY

*Applicable for investors holding shares in electronic form

-------------------- TEAR HERE --------------------

PROXY FORM

Reliance Natural Resources Limited

Registered Office : H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

DP Id *	
Client Id *	

Regd. Folio No.	
No. of Share(s) held	

I / We .... of
.... being a member / members of Reliance Natural Resources Limited hereby appoint .... of
.... or failing him/her,
.... of .... as my / our proxy to vote for me / us and on my / our behalf at the **8th Annual General Meeting** of Reliance Natural Resources Limited held on Tuesday, September 23, 2008, at 2.00 p.m. or soon after the AGM of Reliance Power Limited convened for the same day shall be over at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 or at any adjournment thereof.

Signed this .... day of 2008

Affix a Re 1 Revenue Stamp

Applicable for investors holding shares in electronic form

NOTE : The proxy, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time of the Meeting. The Proxy need not be a member of the Company.

Book-Post

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit Reliance Natural Resources Limited)
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081
India


END